Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

Party City Holdings Inc.,

Confetti Merger Sub, Inc.

and

iParty Corp.

Dated as of March 1, 2013

TABLE OF CONTENTS
Page
ARTICLE 1 THE MERGER		1
1.1	The Merger	1
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects of The Merger	2
1.5	Certificate and Bylaws of the Surviving Corporation	2
1.6	Directors and Officers of the Surviving Corporation	3
ARTICLE 2 CONVERSION OF SECURITIES IN THE MERGER		3
2.1	Treatment of Capital Stock	3
2.2	Payment for Securities; Surrender of Certificates	6
2.3	Treatment of Options	8
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		9
3.1	Organization and Qualification; Subsidiaries	9
3.2	Capitalization	10
3.3	Authority	12
3.4	Required Vote	13
3.5	Required Filings and Consents.	13
3.6	No Conflict	13
3.7	Permits; Compliance With Law	14
3.8	SEC Filings; Financial Statements	14
3.9	Internal Control; Sarbanes-Oxley Act	15
3.10	No Undisclosed Liabilities	16
3.11	Absence of Certain Changes or Events	16
3.12	Employee Benefit Plans	17
3.13	Labor and Other Employment Matters	19
3.14	Contracts	21
3.15	Litigation	23
3.16	Environmental Matters.	24
3.17	Intellectual Property.	24
3.18	Tax Matters	25
3.19	Insurance	27
3.20	Properties and Assets	27
3.21	Real Property	27
3.22	Opinion of Financial Advisor	28
3.23	Information in the Proxy Statement	28
3.24	Brokers	28
3.25	Related Party Transactions	28
3.26	Suppliers	28
3.27	Inventory	29
3.28	Takeover Statutes	29

i

3.29	Indebtedness	29
3.30	Product Liability	29
3.31	Disclaimer of Other Representations and Warranties	29
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUB		30
4.1	Organization and Qualification	30
4.2	Authority	30
4.3	No Conflict	31
4.4	Required Filings and Consents	31
4.5	Litigation.	32
4.6	Information in the Proxy Statement	32
4.7	Ownership of Company Capital Stock	32
4.8	Sufficient Funds	32
4.9	Ownership of the Merger Sub; No Prior Activities	32
4.10	Management Arrangements.	33
4.11	Brokers	33
4.12	Vote/Approval	33
4.13	Disclaimer of Other Representations and Warranties	33
ARTICLE 5 COVENANTS		34
5.1	Conduct of Business by the Company Pending the Closing	34
5.2	Filings	38
5.3	Delivery of Audited Financial Statements	39
5.4	Access to Information; Confidentiality	40
5.5	Go-shop Period; No Solicitation of Transactions	40
5.6	Cooperation; Consents	45
5.7	Certain Notices	47
5.8	Public Announcements	47
5.9	Employee Benefit Matters	47
5.10	Indemnification of Directors and Officers	48
5.11	State Takeover Laws	51
5.12	Parent Agreement Concerning Merger Sub	51
5.13	Section 16 Matters	51
5.14	Tax Matters	51
ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		51
6.1	Conditions to Obligations of Each Party Under This Agreement	51
6.2	Conditions to Obligations of Parent and the Merger Sub Under This Agreement	52
6.3	Conditions to Obligations of the Company Under This Agreement	53
ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		53
7.1	Termination	53
7.2	Effect of Termination	55

ii

7.3	Amendment	56
7.4	Waiver	56
ARTICLE 8 GENERAL PROVISIONS		57
8.1	Non-Survival of Representations and Warranties	57
8.2	Fees and Expenses	57
8.3	Notices	57
8.4	Certain Definitions	58
8.5	Terms Defined Elsewhere	65
8.6	Headings; Interpretation; Consents and Approvals	69
8.7	Severability	69
8.8	Entire Agreement	70
8.9	Assignment	70
8.10	Parties in Interest	70
8.11	Mutual Drafting; Interpretation	70
8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	70
8.13	Counterparts	71
8.14	Specific Performance	71
8.15	Non-Recourse	72

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 1, 2013 (this “Agreement”), by and among Party City Holdings Inc., a Delaware corporation (“Parent”), Confetti Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (the “Merger Sub”), and iParty Corp., a Delaware corporation (the “Company”).  All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, the respective Boards of Directors of the Merger Sub and (upon unanimous recommendation of the Special Committee of the Board of Directors) the Company have each unanimously (i) determined that the Merger (as defined below) is advisable, is fair to its stockholders and is in the best interests of its stockholders and (ii) recommended that its stockholders approve and adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the respective Boards of Directors of Parent, the Merger Sub, and the Company have each unanimously approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, as an inducement to Parent’s and the Merger Sub’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, certain stockholders of the Company will be entering into voting and support agreements with Parent and the Merger Sub dated as of the date hereof in the form attached hereto as Exhibit A (the “Support Agreements”); and

WHEREAS, Parent, the Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1
THE MERGER

1.1           The Merger. Upon the terms, and subject to the satisfaction or valid waiver of the conditions, set forth in this Agreement, and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), the Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of the Merger Sub will cease and the Company will continue its corporate existence as the surviving corporation in the Merger and as a direct or indirect wholly-owned subsidiary of Parent (the “Surviving Corporation”).

1.2           Closing. The consummation of the Merger (the “Closing”) will take place at a date and time to be specified by the parties, such date to be no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article 6 (“Conditions to Consummation of the Merger”), other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing (the “Closing Date”), at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199-3600, unless another time, date or place is agreed to in writing by the parties hereto.

1.3           Effective Time. On the Closing Date, the Merger Sub and the Company shall cause the Merger to be consummated by executing and filing a certificate of merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings as required under the DGCL.  The Merger shall become effective at the date and time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later date and time as is mutually agreed in writing by the Company and Parent and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time”.

1.4           Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing sentence, and subject thereto, from and after the Effective Time, all of the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and the Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and the Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.  If at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or the Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or the Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.5           Certificate and Bylaws of the Surviving Corporation. At the Effective Time, subject to Section 5.10 (“Indemnification of Directors and Officers”), the certificate of incorporation of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended in accordance with the provisions thereof and of the DGCL; provided, however, that at the Effective Time, “Article I” of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety (i) to read as follows: “The name of the corporation is iParty Corp.” or (ii) to include such other name as Parent shall choose prior to the Effective Time.  At the Effective Time, the bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter changed or amended in accordance with the provisions thereof and of the DGCL.

1.6           Directors and Officers of the Surviving Corporation. The directors of the Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.  The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until their respective successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER

2.1           Treatment of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Merger Sub, the Company or any of the stockholders of the Company or of the Merger Sub:

(a)           Company Common Stock. Subject to the terms of this Agreement, including Section 2.1(e) (“Adjustments”), and other than shares to be cancelled and extinguished in accordance with Section 2.1(c) (“Company Treasury Stock and Company-Owned and Parent-Owned Stock”), and other than Dissenting Shares (as defined below), all shares of common stock, par value $0.001 per share, of the Company (the “Common Shares”) that are issued and outstanding as of immediately prior the Effective Time shall be automatically cancelled, shall no longer be considered outstanding and shall be converted into the right to receive $0.45 per share, payable in cash, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e) (“Withholding Rights”) (the “Common Share Merger Consideration”), upon surrender of the certificates formerly representing such Common Shares, or affidavits of loss thereof, in accordance with Section 2.2 (“Payment for Securities; Surrender of Certificates”).

(b)           Company Preferred Stock.  Subject to the terms of this Agreement, including Section 2.1(e) (“Adjustments”), and other than shares  to be cancelled and extinguished in accordance with Section 2.1(c) (“Company Treasury Stock and Company-Owned and Parent-Owned Stock”), and other than Dissenting Shares (as defined below), all shares of (i) Series B Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series B Shares”) that are issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled, shall no longer be considered outstanding and shall be converted into the right to receive 100% of the Series B Shares liquidation preference of $20.00 per share, payable in cash, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e) (“Withholding Rights”) (the “Series B Share Merger Consideration”), (ii) Series C Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series C Shares”) that are issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled, shall no longer be considered outstanding and shall be converted into the right to receive 100% of the Series C Shares liquidation preference of $20.00 per share, payable in cash, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e) (“Withholding Rights”) (the “Series C Share Merger Consideration”), (iii) Series D Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series D Shares”) that are issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled, shall no longer be considered outstanding and shall be converted into the right to receive 100% of the Series D Shares liquidation preference of $20.00 per share, payable in cash, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e) (“Withholding Rights”) (the “Series D Share Merger Consideration”), (iv) Series E Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series E Shares”) that are issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled, shall no longer be considered outstanding and shall be converted into the right to receive the greater of (A) 100% of the Series E Shares liquidation preference of $3.75 per share and (B) $0.45 per each Series E Common Equivalent Share, in either case, payable in cash, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e) (“Withholding Rights”) (the “Series E Share Merger Consideration”) and (v) Series F Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series F Shares”, and together with the Series B Shares, Series C Shares, Series D Shares and Series E Shares, the “Preferred Shares”, and the Common Shares and Preferred Shares together, the “Shares”) that are issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled, shall no longer be considered outstanding and shall be converted into the right to receive the greater of (A) 100% of the Series F Shares liquidation preference of $4.375 per share and (B) $0.45 per each Series F Common Equivalent Share, in either case, payable in cash, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e) (“Withholding Rights”) (the “Series F Share Merger Consideration, and together with the Common Share Merger Consideration, the Series B Share Merger Consideration, the Series C Share Merger Consideration, the Series D Share Merger Consideration and the Series E Share Merger Consideration, the “Merger Consideration”), in each case, upon surrender of the certificates formerly representing such Series B Shares, Series C Shares, Series D Shares, Series E Shares or Series F Shares, as applicable, or affidavits of loss thereof, in accordance with Section 2.2 (“Payment for Securities; Surrender of Certificates”).

(c)           Company Treasury Stock and Company, Parent, and Merger Sub-Owned Stock.  All Shares that are (i) held by the Company as treasury stock, (ii) otherwise owned by the Company or the Company Subsidiary or (iii) owned by Parent, the Merger Sub or any of their respective Subsidiaries, in each case, as of immediately prior the Effective Time (collectively, the “Treasury Shares”), shall be cancelled and extinguished, and shall cease to exist and no consideration will be delivered with respect thereto.

(d)           Merger Sub Common Stock.   Each share of common stock, par value $0.01 per share, of the Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into one newly and validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and shall constitute the only outstanding shares of the Surviving Corporation.  From and after the Effective Time, all stock certificates evidencing ownership of shares of the Merger Sub Common Stock as of immediately prior to the Effective Time shall be deemed for all purposes to represent the number of shares of stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(e)           Adjustments.  Without limiting the other provisions of this Agreement and other than as expressly permitted by this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Shares shall occur (other than the issuance of additional shares of capital stock of the Company as expressly permitted under this Agreement or the conversion of any Preferred Shares in accordance with the terms of the Certificate of Designation of any such series of Preferred Shares) as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such change.

(f)           Dissenting Shares.

i.           Notwithstanding anything in this Agreement to the contrary, but subject to clause (ii) immediately below, no Shares issued and outstanding immediately prior to the Effective Time, the holder of which (A) has not voted in favor of the Merger or consented thereto in writing, (B) has demanded its rights to appraisal in accordance with Section 262 of the DGCL and (C) has not effectively withdrawn or lost its rights to appraisal (such Shares, the “Dissenting Shares”) shall be converted into the right to receive the Merger Consideration.  By virtue of the Merger, all Dissenting Shares shall be cancelled and extinguished, and shall represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL.  From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a stockholder, member or equity owner of the Surviving Corporation.  Any portion of the Merger Consideration made available to the Paying Agent (as defined below) pursuant to Section 2.2 (“Payment for Securities; Surrender of Certificates”) to pay for Shares for which appraisal rights have been perfected and not withdrawn or lost will be returned to Parent upon demand.

ii.           Notwithstanding clause (i) immediately above, if (A) any holder of Dissenting Shares fails to perfect, or otherwise waives, withdraws or loses the right to appraisal, under applicable provisions of the DGCL or (B) a court of competent jurisdiction determines that any holder of Dissenting Shares is not entitled to the appraisal relief provided by the DGCL, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease, and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into, and shall become exchangeable solely for, the right to receive the applicable Merger Consideration in accordance with Section 2.1(a) (“Company Common Stock”) and/or Section 2.1(b) (“Company Preferred Stock”), as applicable, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e) (“Withholding Rights”).

iii.           The Company shall give Parent (A) prompt written notice of any demands received by the Company for appraisal of Shares, any withdrawals or attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company that relate to any demand for dissenters’ rights and (B) the right to participate in and jointly direct all negotiations and proceedings with respect to demands for dissenters’ rights.  Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands.  Parent shall cause the Surviving Corporation to comply in all respects with Section 262 of the DGCL.

2.2           Payment for Securities; Surrender of Certificates.

(a)           Paying Agent.  At or prior to the Effective Time, Parent shall designate a bank or trust company, reasonably acceptable to the Company, to act as the paying agent for purposes of effecting the payment of the Merger Consideration in connection with the Merger (the “Paying Agent”).  At or prior to the Effective Time, Parent or the Merger Sub shall deposit, or cause to be deposited, with the Paying Agent sufficient funds to pay the aggregate Merger Consideration to which holders of Shares (other than any Treasury Shares) outstanding as of immediately prior to the Effective Time shall be entitled at the Effective Time in accordance with the terms and conditions of this Agreement (the “Payment Fund”).  Pending distribution of the cash deposited with the Paying Agent, such cash shall be held in trust for the benefit of the holders of the Shares, and shall not be used for any other purposes; provided, however, that Parent may direct the Paying Agent to invest such cash in (i) obligations of or guaranteed by the United States of America or any agency or instrumentality thereof or (ii) money market accounts, certificates of deposit, bank repurchase agreements or banker’s acceptances of, or demand deposits with, commercial banks having a combined capital and surplus of at least $1,000,000,000 (based on the most recent financial statements of such bank that are publicly available); provided, however, that no gain or loss thereon shall affect the amounts payable to the holders of Shares under Section 2.1(a) (“Company Common Stock”) and Section 2.1(b) (“Company Preferred Stock”).  Any profit or loss resulting from, or interest and other income produced by, such investments shall be for the account of the Surviving Corporation.  If for any reason (including losses) the Payment Fund, at any time, is inadequate to pay the amounts to which holders of shares shall be entitled under Section 2.1(a) (“Company Common Stock”) and Section 2.1(b) (“Company Preferred Stock”), Parent shall, or shall cause the Surviving Corporation to, take all steps necessary to enable or cause to be deposited in trust additional cash with the Paying Agent sufficient to make all payments required under this Agreement.

(b)           Procedures for Surrender.  As promptly as practicable after the Effective Time (and in any event no more than three (3) Business Days after the Effective Time), Parent shall cause the Paying Agent to promptly mail to each holder of Shares whose Shares were converted into the right to receive a portion of the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal in customary form as reasonably agreed to by Parent and the Company, which shall (A) specify that delivery shall be effected, and risk of loss and title to the certificates that formerly represented Shares (the “Certificates”) shall pass, only upon delivery of the Certificates to the Paying Agent and (B) shall otherwise be in such form and have such other provisions as the Paying Agent may reasonably specify, and (ii) instructions for effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) in exchange for payment of the Merger Consideration.  Upon surrender of the Certificates for cancellation (or effective affidavits of loss in lieu thereof) to the Paying Agent, together with a letter of transmittal, duly executed and in proper form, with respect to such Certificates, and such other documents as may customarily be required thereby or by the Paying Agent, the holder of such Certificates shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates.  Any Certificates so surrendered shall forthwith be cancelled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid.  Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, without interest thereon.

(c)           Transfer Books; No Further Ownership Rights in Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company.  From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)           Termination of Payment Fund; Abandoned Property; No Liability.  At any time following one year after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any amounts in the Payment Fund (including any interest received with respect thereto) made available to the Paying Agent and not disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates and compliance with the procedures in Section 2.2(b) (“Procedures for Surrender”), without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e) (“Withholding Rights”).  If, prior to six (6) years after the Effective Time (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Certificates has not complied with the procedures in Section 2.2(b) (“Procedures for Surrender”) to receive payment of the Merger Consideration to which such holder would otherwise be entitled, the payment in respect of such Certificates, to the extent permitted by applicable Law, shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e)           Withholding Rights.  Parent, the Merger Sub, the Company, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the Merger Consideration and other amounts otherwise payable pursuant to this Agreement to any holder of Shares or Company Options (as defined below), as applicable, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld by Parent, the Merger Sub, the Company, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company Options, as applicable, in respect of whom such deduction and withholding was made.

(f)           Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Sections 2.1(a) and 2.1(b) hereof; provided, however, that Parent or the Paying Agent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3           Treatment of Options.  At the Effective Time, each unexpired and unexercised option to purchase Common Shares (the “Company Options”), under any stock option plan of the Company, including the Amended and Restated 1998 Incentive and Non-Qualified Stock Plan, the 2009 Stock Incentive Plan and any other similar plan, agreement or arrangement (the “Company Stock Option Plans”), whether or not then exercisable or vested, shall be fully vested and automatically (and without any action on the part of the holder thereof) be cancelled, cease to exist and no longer be exercisable or outstanding, and in exchange therefor, each such cancelled Company Option shall be converted into a vested right (the “Right”) entitling the holder thereof to receive from the Surviving Corporation on the date of the first regularly-scheduled payroll run following the Effective Time, but in any event no later than seven (7) calendar days after the Effective Time, (and through the Surviving Corporation’s payroll system with respect to Company Options issued in respect of a grantee’s employment), in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 2.2(e) (“Withholding Rights”)) of an amount equal to the product of (x) the total number of Common Shares subject to such Company Option as of immediately prior to the Effective Time and (y) the excess, if any, of the Common Share Merger Consideration over the exercise price per Common Share subject to such Company Option as of immediately prior to the Effective Time; provided, however, that if the exercise price per Common Share of any such Company Option is equal to or greater than the Common Share Merger Consideration, such Company Stock Option shall be cancelled without any cash payment being made in respect thereof (collectively, the “Stock Option Payment”).  Prior to the Effective Time, the Company shall take all actions reasonably necessary (including amending the Company’s Stock Option Plans) to effectuate the provisions of this Section 2.3 to the extent permitted by the terms of the Company’s Stock Option Plans and any agreements governing the terms of any Company Option.  Parent shall at all times from and after the Effective Time cause the Surviving Corporation to have (and the Surviving Corporation shall maintain) sufficient liquid funds to satisfy the Surviving Corporation’s obligations to the holders of Company Options pursuant to this Section 2.3.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in  (i) the Company SEC Documents (as defined below) filed or furnished from January 1, 2011 through the date of this Agreement (excluding any exhibits filed pursuant to Section 10 of the Exhibit Table contained in Item 601 of Regulation S-K or any “risk factors” or similar statements that are cautionary, predictive or forward-looking in nature (but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements)) or (ii) the disclosure schedule delivered by the Company to Parent and the Merger Sub prior to the execution of this Agreement (the “Company Disclosure Schedule”) (with each item specifically disclosed in the Company Disclosure Schedule constituting an exception (A) to the representation, warranty, covenant or agreement contained in the correspondingly numbered Section or Subsection of this Agreement and (B) to all other representations, warranties, covenants and agreements in this Agreement to the extent that the relevance of the disclosed information to such representations, warranties, covenants and agreements is reasonably apparent from the text of such disclosure, notwithstanding the presence or absence of an appropriate Section or Subsection of the Disclosure Schedules with respect to such other representations, warranties, covenants and agreements, or an appropriate cross-reference thereto), the Company hereby represents and warrants to Parent as follows:

3.1           Organization and Qualification; Subsidiaries.

(a)           Each of the Company and the Company Subsidiary is a corporation duly incorporated, validly existing and in corporate good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  Each of the Company and the Company Subsidiary is duly qualified to do business and is in corporate good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in corporate good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)           The Company has made available to Parent and the Merger Sub true and complete copies of (i) the Restated Certificate of Incorporation of the Company, as amended, and including any Certificates of Designation for various series of Preferred Shares (together, the “Company Certificate”), (ii) the Amended and Restated By-Laws of the Company (the “Company Bylaws”) and (iii) the certificate of incorporation and bylaws of the Company Subsidiary, in each case, as in effect on the date of this Agreement.

(c)           Section 3.1(c) of the Company Disclosure Schedule sets forth a true and complete list of: (i) the jurisdictions in which the Company and the Company Subsidiary are qualified to do business as a foreign corporation and (ii) the directors and officers of each of the Company and the Company Subsidiary, as of the date of this Agreement.

3.2           Capitalization.

(a)           The authorized capital stock of the Company consists of 150,000,000 Common Shares and 10,000,000 Preferred Shares, of which Preferred Shares, 1,000,000 shares are designated as “Series A Preferred Stock”, 1,150,000 shares are designated as “Series B Convertible Preferred Stock,” 100,000 shares are designated as “Series C Convertible Preferred Stock,” 250,000 shares are designated as “Series D Convertible Preferred Stock,” 533,333 shares are designated as “Series E Convertible Preferred Stock”,  114,286 shares are designated as “Series F Convertible Preferred Stock”, 338,664 shares are designed as “Series G Junior Preferred Stock” and 338,664 shares are designated as “Series H Junior Preferred Stock”.  Except as disclosed on Schedule 3.2 of the Company Disclosure Schedule:

i.           as of the close of business on February 28, 2013, 24,431,204 Common Shares were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable;

ii.          as of the close of business on February 28, 2013, 1,179,610 Preferred Shares were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable, and of which no shares of Series A Preferred Stock, Series G Junior Preferred Stock or Series H Junior Preferred Stock are outstanding, 418,658 of Series B Shares are issued and outstanding, 100,000 Series C Shares are issued and outstanding, 250,000 Series D Shares are issued and outstanding, 296,666 Series E Shares are issued and outstanding and 114,286 Series F Shares are issued and outstanding;

iii.         as of the close of business on February 28, 2013, the Company has no Common Shares reserved for or otherwise subject to issuance, except for (A) 7,626,288 Common Shares reserved for issuance pursuant to the exercise of outstanding Company Options under the Company Stock Option Plans, (B) 1,824,961 Common Shares reserved for issuance with respect to issuable Company Options  under the Company Stock Option Plans and (C) 14,499,077 Common Shares reserved for issuance upon conversion of the Preferred Shares.  All Common Shares subject to issuance under the Company Stock Option Plans, upon issuance prior to the Effective Time subject to and on the terms and conditions specified in the instruments pursuant to which such Common Shares are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive or similar rights.  Section 3.2(a)(iii) of the Company Disclosure Schedule sets forth a true and complete list of (w) each holder of Company Options or Warrants, (x) the number of Company Options or Warrants held by such holder as of the date hereof, (y) the number of Common Shares subject to each such Company Option or Warrant (i.e., the original amount less exercises and any cancellations) and (z) the exercise price, expiration date and vesting start date of each such Company Option;

iv.         except for Company Options to purchase not more than 7,626,288 Common Shares, the conversion rights of the Preferred Shares, and the rights issued under the Company Rights Agreement (as defined below), there are no options, warrants or other rights, agreements, arrangements or commitments of any character (i) relating to any Equity Interests of the Company or the Company Subsidiary or (ii) obligating the Company or the Company Subsidiary to issue, acquire, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or the Company Subsidiary, or of any securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by Contract right); and

v.          except for the Support Agreements and the anti-dilution provisions as set forth in the Certificates of Designation of the Preferred Shares, there are no outstanding obligations of, and the execution, delivery, performance and announcement of this Agreement, the Support Agreements and any of the other agreements and instruments contemplated by this Agreement will result in no obligations of, the Company or the Company Subsidiary (i) restricting the transfer of (other than pursuant to federal securities Laws or Blue Sky Laws), (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive, participation or antidilutive rights with respect to, any Common Shares or Preferred Shares or other Equity Interests in the Company or the Company Subsidiary.

(b)           Section 3.2(b) of the Company Disclosure Schedule sets forth for the Company Subsidiary:  (i) its authorized capital stock or other Equity Interests, (ii) the number of its outstanding shares of capital stock or other Equity Interests and type(s) of such outstanding shares of capital stock or other Equity Interests and (iii) the record owner(s) thereof.  Except as set forth on Section 3.2(b) of the Company Disclosure Schedule, the Company owns, directly, all of the issued and outstanding shares of capital stock or other Equity Interests of the Company Subsidiary, free and clear of all Liens, and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued, and are fully paid, nonassessable and free of preemptive and antidilutive rights.  Except for Equity Interests in the Company Subsidiary, neither the Company nor the Company Subsidiary owns, directly or indirectly, any Equity Interest in any Person, or has any obligation or has made any commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, the Company Subsidiary or any other Person.

3.3           Authority.

(a)           The Company has all necessary corporate power and authority to execute and deliver this Agreement, and all other agreements and instruments contemplated by this Agreement to which the Company is a party, and, subject to the receipt of the Company Stockholder Approval (as defined below), to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger.  The execution and delivery of this Agreement, and all other agreements and instruments contemplated by this Agreement to which the Company is a party, by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby and thereby other than, with respect to the Merger, the Company Stockholder Approval.  This Agreement, and each other agreement or instrument contemplated by this Agreement to which the Company is a party, has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and the Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law) (collectively, the “Bankruptcy and Equitable Exceptions”).

(b)             The Company has taken all necessary action to render the Rights Agreement dated as of October 7, 2011 (the “Company Rights Agreement”) inapplicable to the Merger and the other transactions contemplated by this Agreement and by all other agreements and instruments contemplated by this Agreement to which the Company is a party, and to terminate the Company Rights Agreement immediately prior to the Effective Time (but subject to the occurrence of the Effective Time), including by amending the Company Rights Agreement to provide that: (i) none of Parent, the Merger Sub, any of their stockholders or any of their respective Affiliates or Associates (as such terms are defined in the Company Rights Agreement), shall be deemed to be an Acquiring Person (as defined in the Company Rights Agreement) as a result of (A) the approval, execution, delivery, performance or announcement of this Agreement, the Support Agreements or any of the other agreements and instruments contemplated by this Agreement or (B) the consummation of the Merger or the other transactions contemplated by this Agreement; (ii) neither a Stock Acquisition Date (as defined in the Company Rights Agreement) nor a Distribution Date (as defined in the Company Rights Agreement) shall be deemed to occur as a result of (A) the approval, execution, delivery, performance or announcement of this Agreement, the Support Agreements or any of the other agreements and instruments contemplated by this Agreement or (B) the consummation of the Merger or the other transactions contemplated by this Agreement; and (iii) the Rights (as defined in the Company Rights Agreement) will not separate from the Common Shares or the Preferred Shares as a result of (A) the approval, execution, delivery, performance or announcement of this Agreement, the Support Agreements or any of the other agreements and instruments contemplated by this Agreement or (B) the consummation of the Merger or the other transactions contemplated by this Agreement (such amendment to the Company Rights Agreement being referred to as the “Company Rights Agreement Amendment”).

3.4           Required Vote. The affirmative votes of the holders of a majority of the then outstanding voting power of the Common Shares and the then outstanding Preferred Shares entitled to vote (with, for purposes of clarity, the Preferred Shares’ voting power calculated on an as-converted basis), voting together as a single class, in favor of this Agreement, are the only votes required of the holders of any class or series of capital stock or other Equity Interests of the Company to approve and adopt this Agreement and to approve the transactions contemplated hereby, including the Merger (the “Company Stockholder Approval”).

3.5           Required Filings and Consents.  None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement or by any other agreement or instrument contemplated by this Agreement to which the Company is a party, or the compliance by the Company with any of the provisions of this Agreement, will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity or any other Person, other than (a) the filing and recordation of the Certificate of Merger as required by the DGCL, (b) the Company Stockholder Approval, (c) compliance with the applicable requirements of the Exchange Act, (d) compliance with the applicable requirements of the Securities Act, (e) compliance with any applicable Blue Sky Laws, (f) filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby, (g) such filings as may be required under the rules and regulations of the NYSE MKT and (h) such other consents, approvals, authorizations or permits of, or filings, registrations or notifications with or to any Governmental Entity or with or to any other Person set forth on Section 3.5 of the Company Disclosure Schedule or the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

3.6           No Conflict. Except as set forth on Section 3.6 of the Company Disclosure Schedule, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement or by any other agreement or instrument contemplated by this Agreement to which the Company is a party, or the compliance by the Company with any of the provisions of this Agreement, will (with or without giving notice or lapse of time, or both): (a) subject to obtaining the Company Stockholder Approval, conflict with or violate any provision of the Company Certificate or Company Bylaws or the equivalent governing documents of the Company Subsidiary; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made, conflict with or violate in any material respect any Law applicable to the Company or the Company Subsidiary or any of their respective properties or assets; or (c) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made, require any consent or approval under, violate, conflict with, result in any material breach of or any loss of any material benefit under, or constitute a change of control or default under, or result in termination or give to others any material benefit, any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company or the Company Subsidiary pursuant to, any Company Material Contract (as defined below) or Company Permit (as defined below), except with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens, which individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

3.7           Permits; Compliance With Law.

(a)           Each of the Company and the Company Subsidiary holds all material licenses and permits of any Governmental Entity necessary for the Company and the Company Subsidiary to own, lease and operate their respective properties and assets, and to carry on and operate their respective businesses as currently conducted (the “Company Permits”).  Each of the Company and the Company Subsidiary is in material compliance with the terms of the Company Permits, and, to the knowledge of the Company, all of the Company Permits are valid and effective.    Since January 1, 2010, no written notices have been received by the Company or the Company Subsidiary alleging the failure to hold any permit, or to the effect that the Company or the Company Subsidiary is not in compliance with any Company Permit.  No Action is pending or, to the knowledge of the Company, threatened, to revoke or limit any Company Permit.

(b)           Except as set forth on Section 3.7(b) of the Company Disclosure Schedule, neither the Company nor the Company Subsidiary is, nor has been since January 1, 2010, in conflict with, in infringement of, in default under or in violation of, any Law applicable to the Company, the Company Subsidiary or any product or service of the Company or the Company Subsidiary, or by which any property or asset of the Company or the Company Subsidiary is bound or affected, except for any conflicts, infringements, defaults or violations that, individually or in the aggregate, have not had, or would not reasonably be expected to have a Company Material Adverse Effect.

3.8           SEC Filings; Financial Statements.

(a)           Since January 1, 2010, the Company has timely filed or otherwise furnished (as applicable) to the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, certifications, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder, as the case may be (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).  The Company Subsidiary is not required to file any forms, reports or other documents with the SEC.

(b)           As of their respective filing dates (or if amended or supplemented by a filing prior to the date hereof, on the date of the most recent amendment or supplement), the Company SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  As of their respective filing dates (and as of the date of any amendment, supplement or modification), the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, as the case may be.  As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents.

(c)           Except as set forth on Section 3.8(c) of the Company Disclosure Schedule, the audited consolidated financial statements (including all related notes and schedules) and unaudited consolidated interim financial statements of the Company and the Company Subsidiary included in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) have been prepared from, are in accordance with, and accurately reflect the books and records of the Company and the Company Subsidiary in all material respects, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the Company Subsidiary as of the dates and for the periods referred to therein except, in the case of the unaudited interim financial statements, as permitted by Form 10-Q promulgated by the SEC.

3.9           Internal Control; Sarbanes-Oxley Act.

(a)           Each of the principal executive officer of the Company and the principal financial officer of the Company has made the certifications required of him by Rule 13a-14 or 15d-14 of the Exchange Act or Sections 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to the Company SEC Documents, and the statements contained in such certifications were true and accurate in all material respects as of the date such certifications were made.  The Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required under Rules 13a-15(a) and 15d-15(a) of the Exchange Act to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b)           The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that (i) all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company's filings with the SEC and other public disclosure documents.

(c)           The Company has disclosed, based on the most recent evaluation of internal control over financial reporting,  to the Company’s auditors and the audit committee of the Company Board:  (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)           The Company is in compliance in all material respects with all effective and applicable provisions of the Sarbanes-Oxley Act.  Since the enactment of the Sarbanes-Oxley Act, the Company has not, directly or indirectly, including through any subsidiary, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 of the Exchange Act) or director of the Company or the Company Subsidiary in violation of Section 402 of the Sarbanes-Oxley Act.  Further, as of the date hereof, there are no such outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 of the Exchange Act) or director of the Company or the Company Subsidiary.

(e)           Since January 1, 2010, and as of the date of this Agreement,  except as set forth on Section 3.9(e) of the Company Disclosure Schedule, (i) neither the Company nor the Company Subsidiary nor, to the knowledge of the Company, any director or officer of the Company or the Company Subsidiary has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim, whether originally received in writing or reduced to writing by the Company or the Company Subsidiary, that the Company or the Company Subsidiary has engaged in improper accounting or auditing practices and (ii) no employee of the Company or the Company Subsidiary has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or the Company Subsidiary or their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof of or, to the knowledge of the Company, to any director or officer of the Company.

3.10         No Undisclosed Liabilities.  Except as set forth in Section 3.10 of the Company Disclosure Schedule, and except for those liabilities and obligations (a) reflected, reserved against or otherwise disclosed in the most recent unaudited consolidated balance sheet included in the Company’s  Quarterly Report on Form 10-Q for the period ended September 29, 2012, or in the notes thereto or (b) incurred in the ordinary course of business consistent with past practice since September 29, 2012 (none of which is a liability resulting from breach of contract, breach of warranty or violation of Law), neither the Company nor the Company Subsidiary has incurred any material liabilities or material obligations of any nature, whether or not accrued, absolute or contingent.

3.11         Absence of Certain Changes or Events.    Except as set forth in Section 3.11 of the Company Disclosure Schedule, since September 29, 2012:

(a)           through the date of this Agreement, the Company and the Company Subsidiary have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice;

(b)           through the date of this Agreement, there have not occurred any changes or events affecting the Company or the Company Subsidiary that, individually or in the aggregate, constitute a Company Material Adverse Effect; and

(c)           through the date of this Agreement, there has not been any action taken by the Company or the Company Subsidiary that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1.

3.12         Employee Benefit Plans.

(a)           List of Plans.  Section 3.12(a) of the Company Disclosure Schedule sets forth a complete list of each plan, program, policy, agreement or other arrangement, whether written or unwritten and whether covering a single individual or group of individuals, that is (i) an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA) or (ii) a bonus, stock option, stock appreciation right, stock purchase, restricted stock, stock unit, incentive, deferred compensation, retiree medical or life insurance, fringe benefit, supplemental retirement, severance, retention, change-in-control, employment, individual consulting or other similar plan, program, policy, agreement or other arrangement, in each case, that is maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or with respect to which the Company or any ERISA Affiliate has or may have any liability (each a “Company Benefit Plan”).  For purposes of this Agreement “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is or, at any relevant time, was treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

(b)           Documents Provided.  The Company has made available to Parent true and complete copies of the following for each Company Benefit Plan: (i) the plan document and all amendments thereto (or, if the Company Benefit Plan has not been reduced to writing, a written summary of all its material terms), (ii) any related trust agreements, custodial agreements and/or insurance policies or contracts, (iii)  any summary plan descriptions, employee handbooks containing information about the Company Benefit Plan or similar employee communications and (iv) in the case of any plan that is intended to be qualified under Code Section 401(a), the most recent determination letter (and, if applicable, opinion letter from the IRS) and any pending request for determination with respect to the plan’s qualification.

(c)           General Compliance.  Each Company Benefit Plan has been administered and maintained in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected in accordance with GAAP on the most recent consolidated balance sheet filed or incorporated by reference in the Company Financial Statements prior to the date of this Agreement. With respect to each Company Benefit Plan, all material tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants.  No Company Benefit Plan is subject to the Laws of any jurisdiction outside the United States.

(d)           Tax Qualification of Plans.  Each Company Benefit Plan which is intended to qualify under Section 401(a), Section 401(k) or Section 401(m) of the Code either (i) has received a favorable determination letter from the IRS as to its qualified status and that remains current, (ii) may rely upon a prototype opinion letter from the IRS or (iii) the remedial amendment period for such Company Benefit Plan has not yet expired; and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to the knowledge of the Company no fact or event has occurred that could adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust.  Further, with respect to such Company Benefit Plans, there has been no partial termination as defined in Section 411(d) of the Code and the regulations thereunder.

(e)           Prohibited Transactions, Legal Actions, Ability to Amend, and Deductibility.  (i)  Except as set forth on Section 3.12(e) of the Company Disclosure Schedule, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in any material liability to the Company or any ERISA affiliate, (ii) each Company Benefit Plan can be amended, terminated or otherwise discontinued at or after the Effective Time in accordance with its terms, without liability (other than (A) liability for ordinary administrative expenses typically incurred in a termination event or (B) other than benefits reflected on the most recent balance sheet included in the Company Financial Statements prior to the date of this Agreement, adjusted for benefit accruals in the ordinary course prior to the date of termination), (iii) no Claim has been brought, or to the knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS, United States Department of Labor or any other Governmental Entity (other than routine benefits claims), (iv) neither the Company or any ERISA Affiliate has any material liability under ERISA Section 502, (v) all contributions and payments to such Company Benefit Plan are deductible under Code sections 162 or 404, (vi) no amount is subject to Tax as unrelated business taxable income under Section 511 of the Code, (vii) no excise tax could be imposed upon the Company under Chapter 43 of the Code and (viii) no party has engaged in any transaction or acted or failed to act in a manner that violates the fiduciary requirements of Section 404 of ERISA with respect to any such Company Benefit Plan.  There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or the Company Subsidiary relating to, or change in employee participation or coverage under, any Company Benefit Plan that would increase materially the expense of maintaining such Company Benefit Plan above the level of expense incurred in respect of such Company Benefit Plan for the most recent plan year.

(f)           Title IV of ERISA.  (i) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”) or other pension plan subject to Title IV of ERISA or Section 412 of the Code and neither the Company nor any ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA or Section 412 of the Code, (ii) no liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate, and no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a liability thereunder, (iii) none of the assets of the Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any Lien arising under ERISA or Section 412 of the Code.

(g)           No Retiree Plans.  Except as required under Section 601 et seq. of ERISA, no Company Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(h)           Change in Control.    Except as set forth on Section 3.12(h) of the Company Disclosure Schedule, no amount that will or could be received (whether in cash or property or the vesting of property) as a result of, or in connection with, the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event, including termination of employment), by any individual who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) with respect to the Company or the Company Subsidiary  could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(i)           Deferred Compensation/Section 409A.  Each “nonqualified deferred compensation plan” (within the meaning of Code Section 409A(d)(1) and applicable regulations) with respect to any service provider to the Company: (i) complies, in all material respects, and has been operated in compliance, in all material respects, with the requirements of Code Section 409A and regulations promulgated thereunder or (ii) is exempt from compliance under the “grandfather” provisions of IRS Notice 2005-1 and applicable regulations and has not been “materially modified” (within the meaning of IRS Notice 2005-1 and Treasury Regulations §1.409A-6(a)(4)) subsequent to October 3, 2004.

(j)           Employee Classification. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiary, and the relevant plan administrator if other than the Company or the Company Subsidiary, have at all relevant times properly classified each provider of services to the Company or the Company Subsidiary as an employee or independent contractor, as the case may be, for all purposes relating to each Company Benefit Plan for which such classification could be relevant.

3.13         Labor and Other Employment Matters.

(a)           Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and the Company Subsidiary is in compliance in all material respects with all applicable Laws respecting employment and employment practices, including Laws concerning wages and hours, the classification and payment of employees and independent contractors, immigration, fair employment practices, workers’ compensation, occupational safety, and plant closings, and are not and have not been engaged in any unfair labor practice as defined in the National Labor Relations Act.   Neither the Company nor the Company Subsidiary is a party to any collective bargaining or other Contract with a labor union or other employee representative, and no such Contract is being negotiated by the Company or the Company Subsidiary.  There currently is no labor dispute, picketing, strike, work slowdown, lockout or work stoppage against the Company or the Company Subsidiary pending and, to the knowledge of the Company, none are threatened.  None of the employees of the Company or the Company Subsidiary are represented by a labor union.  To the Company’s knowledge, there is no effort by or on behalf of any labor union to organize any such employee, and there have been no such efforts for the past three (3) years.  To the knowledge of the Company, no petition has been filed or proceedings instituted by any labor union or other labor organization with the National Labor Relations Board or other labor relations authority seeking recognition or certification as the bargaining representative of any employee or group of employees of the Company or the Company Subsidiary.   To the knowledge of the Company, there is no unfair labor practice charge pending before the National Labor Relations Board or any other labor relations tribunal.  To the Company’s knowledge, no employee of the Company or the Company Subsidiary is in material violation of any employment Contract, non-disclosure agreement, noncompetition agreement, or restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or the Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(b)           Other than as disclosed in Section 3.13(b) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event, including termination of employment), will (i) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any current or former director or employee of, or other service provider to, the Company or the Company Subsidiary, or to any Governmental Entity or other Person on behalf of any such director, employee or service provider, from the Company or the Company Subsidiary or any affiliate under any Company Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any benefits.

(c)           Since January 1, 2012, neither the Company nor the Company Subsidiary has effectuated a ‘plant closing’ or ‘mass layoff,’ as defined in the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101, et. seq., or any similar state Law (all such Laws, the “WARN Act”), affecting any one or more sites of employment or one or more facilities or operating units within any site of employment or facility of the Company or the Company Subsidiary, and neither the Company nor the Company Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any state or local analog to the WARN Act.  No arbitration, court decision or governmental order to which the Company or the Company Subsidiary is a party or is subject in any way limits or restricts the Company or the Company Subsidiary from relocating or closing any of the operations of the Company or the Company Subsidiary.

(d)           True and complete information as to the name, current job title and compensation for the last three (3) fiscal years of all executive officers of the Company and the Company Subsidiary has been provided to Parent.  As of the date hereof, to the knowledge of the Company, no current executive or key employee has given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or the Company Subsidiary.  No executive or key employee of the Company or the Company Subsidiary is employed under a non-immigrant work visa or other work authorization that is limited in duration.

(e)           As of the date hereof, (i) there is no (A) lawsuit pending or (B) to the knowledge of the Company, lawsuit threatened or charge, investigation, audit or review pending or threatened, by or before a Governmental Entity naming the Company or the Company Subsidiary as a party concerning employment-related matters, and (ii) there are no outstanding orders, judgments or decrees of, or before, any Governmental Entity concerning employment related matters naming the Company or the Company Subsidiary as a party.

3.14         Contracts.

(a)           Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of each currently effective Contract to which the Company or the Company Subsidiary is a party or which binds or affects their respective properties or assets, and which falls within any of the following categories (collectively, the “Company Material Contracts”):

i.           any Contract that (A) limits the freedom of the Company or the Company Subsidiary to compete in any line of business or sell, supply or distribute any material product or service, or to hire any individual or group of individuals or (B) provides for indemnification by or to the Company or the Company Subsidiary (other than leases or customer or supplier Contracts in the ordinary course of business consistent with past practices);

ii.          any material joint venture, alliance, limited liability company or partnership agreement;

iii.         any Contract with a Significant Supplier (other than purchase orders entered into in the ordinary course of business consistent with past practice (“Purchase Orders”));

iv.         any material Contract with a Governmental Entity;

v.          any Contract (other than option agreements under the Company’s Stock Option Plans) under which any benefits to any party will be materially increased, or the vesting of material benefits to any party will be accelerated, as a result of, the execution, delivery, performance or announcement of this Agreement, the Support Agreements or any of the other agreements and instruments contemplated by this Agreement, or the consummation of the Merger or the other transactions contemplated hereby and thereby;

vi.         any Contract that involves future expenditures or receipts by the Company or the Company Subsidiary of more than $100,000 in any one (1)-year period (other than (A) Purchase Orders, (B) supply or fulfillment contracts that do not have any minimum purchase requirement or (C) Contracts terminable upon sixty (60) days’ notice or less);

vii.        any Contract that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or the Company Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;

viii.       any Contract for the acquisition of any material assets (other than the acquisition of inventory, equipment, store fixtures, supplies and raw materials in the ordinary course of business consistent with past practice) or of any business from any Person, or relating to the ownership of, investment in or loans and advances to any Person (other than advances or reimbursements to officers or directors in the ordinary course of business consistent with past practice, or loans, advances or reimbursements to other employees in the ordinary course of business consistent with past practice), including minority equity investments;

ix.          any Contract for the sale, transfer, assignment, exclusive license, conveyance or other disposition of any assets worth greater than $100,000 of the Company or the Company Subsidiary, except in the ordinary course of business;

x.           any Contract relating to Indebtedness in excess of $100,000 of the Company or the Company Subsidiary;

xi.          any lease, sublease or other Contract with respect to the Company’s use and occupancy  of the Leased Real Property (as defined below) (the “Lease Agreements”);

xii.         any license or other agreement relating to Company Intellectual Property (other than standard form Contracts entered into in the ordinary course of business consistent with past practice granting rights to use readily available shrink wrap or click wrap software or standard non-exclusive licenses) (“License Agreements”);

xiii.        any employment, change of control, severance or other similar arrangement with any (w) director, (x) officer, (y) other key employee with annualized base compensation in excess of $100,000 or (z) other employees with employment terms outside of the ordinary course of business consistent with past practice;

xiv.        any collective bargaining agreement or other Contract with a labor union;

xv.         any Contract for the settlement or compromise of any Action resulting in payment of $100,000 or more by the Company or the Company Subsidiary in excess of any amount paid by insurance since January 1, 2012;

xvi.        any Contract that grants any power of attorney or other similar agreement other than in the ordinary course of business consistent with past practice;

xvii.       any Contract under which the Company or the Company Subsidiary has granted any Person registration rights; and

xviii.      any other Contract that is required to be filed with the SEC under Item 601(b)(10) of Regulation S-K of the SEC or disclosed on a Current Report on Form 8-K.

(b)           Each Company Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms (in each case, subject to the Bankruptcy and Equity Exception).  Except as set forth on Section 3.14(b) of the Company Disclosure Schedule, each Company Material Contract (excluding any of the Lease Agreements that has expired at the end of its scheduled term) has not terminated, and each Company Material Contract is in full force and effect, except to the extent that termination or failure to be in full force and effect would not reasonably be expected to be material to the Company and the Company Subsidiary.  Each of the Company and the Company Subsidiary has in all material respects performed all obligations required to be performed by it under, and is not in material breach of, each Company Material Contract and, to the knowledge of the Company, each other party to such Company Material Contract has in all material respects performed all obligations required to be performed by it under, and is not in material breach of, such Company Material Contract.  Neither the Company nor the Company Subsidiary has knowledge of, or has received written notice of, any material violation or default under any Company Material Contract.

3.15         Litigation.

(a)           Except as set forth on Section 3.15(a) of the Company Disclosure Schedule, as of the date hereof, there is, and since January 1, 2010 has been, no Action, notice of violation or demand letter pending or, to the knowledge of the Company, threatened against the Company or the Company Subsidiary or affecting their respective assets or properties that involves a claim or potential claim of liability in excess of $100,000 (other than those settled for $100,000 or less) or for injunctive relief.

(b)           To the knowledge of the Company, as of the date hereof, no director or officer of the Company or the Company Subsidiary is a defendant in any litigation to which the Company or the Company Subsidiary is not also a defendant, including as a nominal defendant, in connection with his or her status as a director or officer of the Company or the Company Subsidiary.

(c)           As of the date hereof, (i) neither the Company nor the Company Subsidiary is party to any material outstanding order, writ, injunction, judgment, decree or arbitration ruling, award or other finding and (ii) to the knowledge of the Company, none of the Company, the Company Subsidiary or any of their products or services is subject to any pending or threatened investigation or review by or before any Governmental Entity naming the Company or the Company Subsidiary as a party nor has any Governmental Entity indicated an intention in writing to conduct any such investigation or review.

3.16         Environmental Matters.

(a)           Except as set forth on Section 3.16(a), the Company and the Company Subsidiary (i) have at all times been in material compliance with applicable Environmental Laws, (ii) have obtained all applicable Environmental Permits necessary for their business as currently conducted and (iii) have at all times complied with in all material respects the terms of such Environmental Permits.  Except as set forth on Section 3.16(a) of the Company Disclosure Schedule, (i) to the knowledge of the Company, there have been no Releases of any Hazardous Substances in violation of Environmental Laws that would reasonably be expected to give rise to any Environmental Claim against the Company or the Company Subsidiary, (ii) to the knowledge of the Company, there are no Environmental Claims pending or threatened against the Company or the Company Subsidiary and (iii) to the knowledge of the Company, neither the Company nor the Company Subsidiary is subject to any order judgment, decree, letter or memorandum by or with any Governmental Entity imposing any liability or obligation under any Environmental Law.  Except as set forth on Section 3.16(a) of the Company Disclosure Schedule, neither the Company nor the Company Subsidiary has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released or exposed any Person to any Hazardous Substance, or owned or operated its business (or any property or facility which is or was contaminated by any Hazardous Substance) so as to give rise to any current or future material liabilities to the Company or the Company Subsidiary (including any investigatory, corrective or remedial obligations) pursuant to any Environmental Law.  The Company has made available to Parent copies of all environmental audits, reports and assessments and all other documents bearing on material environmental, health or safety liabilities relating to the past or current properties, facilities or operations of the Company or the Company Subsidiary which are in the Company’s possession or under its reasonable control.

(b)           The parties agree that the only representations and warranties of the Company and the Company Subsidiary as to matters pertaining to Environmental Laws or Hazardous Substances are those included in this Section 3.16.  Without limiting the generality of the foregoing, the parties acknowledge that the representations and warranties included in Sections 3.7 (“Permits; Compliance With Law”), 3.15 (“Litigation”) and 3.21 (“Real Property”) do not relate to matters pertaining to Environmental Laws or Hazardous Substances.

3.17         Intellectual Property.

(a)           Section 3.17(a) of the Company Disclosure Schedule sets forth a complete list of material patents, trademark registrations, copyright registrations, and domain name registrations (“Registered Intellectual Property”) that are purported to be owned by the Company or the Company Subsidiary.  Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company and the Company Subsidiary are the sole and exclusive owners of the Registered Intellectual Property have good title thereto.

(b)           Section 3.17(b) to the Company Disclosure Schedule sets forth an accurate list, as of December 31, 2012, of (i) all material Intellectual Property other than Registered Intellectual Property that is purported to be owned by the Company or the Company Subsidiary, or is used or otherwise exploited by the Company, the Company Subsidiary or their products or services (“Other Intellectual Property”, and together with the Registered Intellectual Property, the “Company Intellectual Property”), owned by the Company or the Company Subsidiary and (ii) all material agreements to which the Company or the Company Subsidiary is a party and pursuant to which the Company or the Company Subsidiary obtains the right to use any Company Intellectual Property (other than off-the-shelf software).  Neither the Company nor the Company Subsidiary requires any material Intellectual Property Rights that the Company and the Company Subsidiary do not already own or license or are not able to purchase or license on commercial terms in order to conduct the business as presently conducted by the Company and the Company Subsidiary.  The Company has no knowledge of any infringement or misappropriation by others of Intellectual Property Rights owned by the Company or the Company Subsidiary.  To the knowledge of the Company, the conduct of the businesses of the Company and the Company Subsidiary does not infringe on or misappropriate any Intellectual Property Rights of others, except where such infringement or misappropriation, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c)           Except as set forth on Section 3.17(c) of the Company Disclosure Schedule, the Company and the Company Subsidiary have taken reasonable steps to protect and maintain the confidential nature of all personally identifiable information (“PII”) in their possession, custody or control, and, in any event, are in material compliance with all applicable Laws, contractual agreements and policies or statements published by the Company or the Company Subsidiary pertaining to PII.

3.18         Tax Matters.

(a)           Filing of Tax Returns.  Except as set forth on Section 3.18(a) of the Company Disclosure Schedule, each of the Company and the Company Subsidiary has timely filed with the appropriate taxing authorities all material Tax Returns required to be filed through the date hereof.  All such Tax Returns are complete and accurate in all material respects.  All Taxes due and payable by the Company and the Company Subsidiary on or before the date hereof, whether or not shown on any Tax Return, have been paid.  Neither the Company nor the Company Subsidiary has waived any statute of limitation or is the beneficiary of any extension of time within which to file any Tax Return.

(b)           Payment of Taxes. The unpaid Taxes of the Company and the Company Subsidiary (whether or not due and payable and whether or not shown on any Tax Return) did not, as of September 29, 2012, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the unaudited consolidated balance sheet of the Company and the Company Subsidiary, dated as of September 29, 2012 (rather than in any notes thereto).  Since September 29, 2012, neither the Company nor the Company Subsidiary has incurred any liability for Taxes outside the ordinary course of business consistent with past practice.  All amounts of Tax required to be withheld by the Company or the Company Subsidiary have been timely withheld and paid over to the appropriate Governmental Entity, other than such Taxes for which adequate reserves in the Company Financial Statements have been established.

(c)           Audits, Investigations or Claims.  Neither the Company nor the Company Subsidiary has received written notice of a deficiency from any taxing or other Governmental Entity, whether or not in a jurisdiction in which the Company has filed a Tax Return, for any material Taxes owed by the Company or the Company Subsidiary that has not been settled or satisfied. To the knowledge of the Company and the Company Subsidiary, there are no pending, in progress or threatened audits, assessments or other actions for or relating to any material liability in respect of Taxes of the Company or the Company Subsidiary.  Neither the Company nor the Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d)           Liens.  There are no Liens for Taxes other than Permitted Liens on any assets of any of the Company and the Company Subsidiary.

(e)           Adjustments.  Neither the Company nor the Company Subsidiary  has agreed, or is required, to include any material item of income in or exclude any material item of deduction from taxable income for any period after the Closing Date as a result of any (i) adjustment under Section 481(a) of the Code by reason of a change in accounting method for a taxable period ending on or prior to the Closing Date, (ii) closing agreement described in Section 7121 of the Code, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 (or a similar provision of state, local or foreign Law), (iv) installment sale made prior to the Closing Date or (v) prepaid amount received before the Closing Date.

(f)           Tax Elections. Neither the Company nor the Company Subsidiary (i) has made an election, or is required, to treat any of its assets (A) as owned by another Person pursuant to the provisions of Section 168(f) of the Internal Revenue Code of 1954 (or under any comparable provision of state, local or foreign law) or otherwise or (B) as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (ii) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (iii) has made or will make a consent dividend election under Section 565 of the Code; (iv) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (v) made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable state or local Tax provision.

(g)           Other Entity Liability.  Neither the Company nor the Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or the Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee, successor, by contract or otherwise.

(h)           No Withholding.  Each of the Company and the Company Subsidiary has withheld and paid all material Taxes required to have been withheld and paid (unless otherwise not yet due) in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(i)           USRPHC.  Neither the Company nor the Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j)           Spin-Offs.  Neither the Company nor the Company Subsidiary has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code, and neither the stock of the Company nor the stock of the Company Subsidiary has been distributed in a transaction satisfying the requirements of Section 355 of the Code.

(k)           Tax Shelters.  Neither the Company nor the Company Subsidiary has entered into, or is required to make any disclosure to the IRS with respect to, any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

3.19         Insurance.  Each of the Company and the Company Subsidiary maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for similarly sized companies engaged in businesses similar to that of the Company and the Company Subsidiary.  Section 3.19 of the Company Disclosure Schedule contains a true and complete list of the all insurance policies (including property, casualty and directors’ and officers’ liability insurance policies) maintained by the Company and the Company Subsidiary (“Insurance Policies”).  Each of the Insurance Policies is in full force and effect and the Company and the Company Subsidiary are in compliance in all material respects with the terms and conditions of such Insurance Policies.  Since January 1, 2010, neither the Company nor the Company Subsidiary has received any notice of (a) cancellation of any Insurance Policy that has not been renewed in the ordinary course other than any such cancellation which did not result in any lapse in coverage, (b) invalidation of any Insurance Policy or (c) material reduction of coverage under or material increase in premiums for any Insurance Policy.  As of the date hereof, except as set forth on Section 3.19 of the Company Disclosure Schedule, there is no material claim by the Company or the Company Subsidiary pending under any of the Insurance Policies.

3.20         Properties and Assets.  Except as set forth on Section 3.20 of the Company Disclosure Schedule, the Company and the Company Subsidiary have good and valid title to their owned assets and properties, or in the case of assets and properties they lease, license, or have other rights in, good and valid rights by lease, license or other agreement to use, all assets and properties (in each case, tangible and intangible) necessary to permit the Company and the Company Subsidiary to conduct their respective businesses in all material respects as currently conducted.  The assets and properties (in each case, tangible or intangible) owned or used by the Company or the Company Subsidiary are adequate in all material respects for their current use.

3.21         Real Property.

(a)           Neither the Company nor the Company Subsidiary owns the fee interest in any real property.

(b)           Section 3.21(b) of the Company Disclosure Schedule sets forth (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or the Company Subsidiary (collectively, the “Leased Real Property”) and (ii) the address for each Leased Real Property and use thereof.  Except as set forth on Section 3.21(b) of the Company Disclosure Schedule, the Company or the Company Subsidiary, as applicable, holds a valid leasehold or subleasehold interest in all of the Leased Real Property, in each case free and clear of all Liens, other than Permitted Liens.

(c)           Neither the Company nor the Company Subsidiary has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending and neither the Company nor the Company Subsidiary has received written notice of the existence of any outstanding writ, injunction, decree, order or judgment or of any pending proceeding relating to the ownership, lease, use, occupancy or operation by any Person of the Leased Real Property.

3.22           Opinion of Financial Advisor.  The Company Board has received the written opinion (the “Fairness Opinion”) of Raymond James & Associates, Inc. (the “Company Financial Advisor”), dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, the Common Share Merger Consideration to be received by the holders of Common Shares of the Company is fair to the holders of Common Shares (other than Parent, Merger Sub and any of their respective Subsidiaries) from a financial point of view.

3.23           Information in the Proxy Statement.  The proxy statement or information statement relating to the Merger and this Agreement (together with any amendments and supplements thereto and any other required proxy materials, the “Proxy Statement”) for the special meeting of its stockholders for purposes of obtaining the Company Stockholder Approval (the “Special Meeting”) will not, at the date mailed to the Company’s stockholders and at the time of the Special Meeting (in each case after giving effect to any amendments or supplements to the Proxy Statement and any modifying or superseding statements filed, distributed or disseminated prior to such time), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or the Merger Sub for inclusion in the Proxy Statement.  The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities laws.

3.24           Brokers.  Except for the Company’s obligations to the Company Financial Advisor, the Company has not incurred and will not incur any brokerage, finders’, advisory or similar fee or commission in connection with the transactions contemplated by this Agreement, including the consummation of the Merger.

3.25           Related Party Transactions.  No transactions, agreements or arrangements between the Company or the Company Subsidiary, on the one hand, and any affiliate of the Company (other than the Company Subsidiary), on the other hand, that would be required to be disclosed in the Company SEC Documents in accordance with Item 404 of Regulation S-K under the Securities Act exist, except for such transactions, agreements or arrangements that have been so disclosed.

3.26           Suppliers.  Section 3.26 of the Company Disclosure Schedule sets forth the ten (10) largest suppliers of the Company and the Company Subsidiary, taken as a whole, for the year ended December 31, 2012 based on aggregate payments made to such suppliers by the Company and the Company Subsidiary during such period (collectively, the “Significant Suppliers”).  To the knowledge of the Company, since September 29, 2012 and through the date hereof, neither the Company nor the Company Subsidiary has received from any Significant Supplier any notice that such supplier will not continue as a supplier to the Company or the Company Subsidiary or that such supplier intends to terminate or materially adversely modify its contract or business relationship with the Company or the Company Subsidiary.

3.27           Inventory.  Subject to any reserve therefor in the Company consolidated balance sheet dated as of September 29, 2012, all inventories (including inventory ordered but not yet received) consisted of items of a quality usable or saleable in the ordinary course of business consistent with past practice and were in quantities reasonably sufficient for the normal operation of the business of the Company and the Company Subsidiary in accordance with past practices.  Since September 29, 2012, the Company has continued to replenish its inventory and to dispose of out-of-season and slow-moving inventory in a normal and customary manner consistent with past practices prevailing in the business of the Company and the Company Subsidiary.

3.28           Takeover Statutes.  Assuming the accuracy of the representations and warranties of Parent and the Merger Sub set forth in Section 4.7 (“Ownership of Company Capital Stock”), no “fair price”, “moratorium”, “control share acquisition”, “business combination” or similar antitakeover statute or regulation enacted under U.S. federal or state laws applicable to the Company shall apply with respect to or as a result of, the execution, delivery, performance or announcement of this Agreement, the Support Agreements or any of the other agreements and instruments contemplated by this Agreement, or the consummation of the Merger or the other transactions contemplated hereby and thereby.

3.29           Indebtedness.  Section 3.29 of the Company Disclosure Schedule sets forth, as of the date of this Agreement or such other recent date set forth in such Section of the Company Disclosure Schedule, all of the Indebtedness of the Company and the Company Subsidiary.  As of the date of this Agreement, there is no Indebtedness of the Company and the Company Subsidiary, except as set forth on Section 3.29 of the Company Disclosure Schedule.

3.30           Product Liability.  To the Knowledge of the Company and except as would not be reasonably expected, individually or in the aggregate, to cause a Company Material Adverse Effect, the products and services of the Company and the Company Subsidiary either (i) are designed, manufactured, supplied and advertised by third parties who are liable for any defects therein or (ii) have been designed, manufactured, advertised and distributed by the Company or the Company Subsidiary in manner that is free of material defects.

3.31           Disclaimer of Other Representations and Warranties.  Except for the representations and warranties expressly set forth in this Article 3 (including the Company Disclosure Schedule) (a) neither the Company nor the Company Subsidiary makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger, (b) no Person has been authorized by the Company or the Company Subsidiary to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such entity, and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of the Parent Representatives (as defined below) shall not be relied upon as, and are not and shall not be deemed to be or include representations or warranties unless any such materials are or information is the subject of any express representation or warranty set forth in Article 3 of this Agreement (including the Company Disclosure Schedule).

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUB

Except as set forth in the disclosure schedule delivered by Parent and the Merger Sub to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), with each item specifically disclosed in the Parent Disclosure Schedule constituting an exception (i) to the representation, warranty, covenant or agreement contained in the correspondingly numbered Section or Subsection of this Agreement and (ii) to all other representations, warranties, covenants and agreements in this Agreement to the extent that the relevance of the disclosed information to such representations, warranties, covenants and agreements is reasonably apparent from the text of such disclosure, notwithstanding the presence or absence of an appropriate Section or Subsection of the Disclosure Schedules with respect to such other representations, warranties, covenants and agreements, or an appropriate cross-reference thereto, Parent and the Merger Sub hereby represent and warrant to the Company as follows:

4.1           Organization and Qualification.  Each of Parent and the Merger Sub is a corporation duly organized, validly existing and in corporate good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  Each of Parent and the Merger Sub is duly qualified to do business and is in corporate good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in corporate good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

4.2           Authority.  Each of Parent and the Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and all other agreements and instruments contemplated by this Agreement to which Parent or the Merger Sub, as applicable, is a party, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including the Merger.  The execution and delivery of this Agreement, and all other agreements and instruments contemplated by this Agreement to which Parent or the Merger Sub, as applicable, is a party, by each of Parent and Merger Sub, as applicable, and the consummation by Parent and the Merger Sub of the transactions contemplated hereby and thereby, including the Merger, have been duly and validly authorized by all necessary corporation action, and no other corporate proceedings on the part of Parent or the Merger Sub and no other stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby or thereby.  This Agreement, and each other agreement or instrument contemplated by this Agreement to which Parent or the Merger Sub, as applicable, is a party, has been duly authorized and validly executed and delivered by Parent and the Merger Sub, and assuming due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and the Merger Sub, enforceable against Parent and the Merger Sub in accordance with its terms, subject to the Bankruptcy and Equitable Exceptions.

4.3           No Conflict.  None of the execution, delivery or performance of this Agreement by Parent or the Merger Sub, the consummation by Parent or the Merger Sub of the Merger or any other transaction contemplated by this Agreement or by any other agreement or instrument contemplated by this Agreement to which Parent or the Merger Sub, as applicable, is a party, or compliance by Parent or the Merger Sub with any of the provisions of this Agreement, or of any other agreement or instrument contemplated by this Agreement to which Parent or the Merger Sub, as applicable, is a party, will (whether upon lapse of time, or the occurrence of any act or event, or otherwise): (a) conflict with or violate any provision of the certificate of incorporation or by-laws of Parent or the Merger Sub, each as in effect; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made, conflict with or violate any Law applicable to Parent or the Merger Sub or any of their respective properties or assets or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, the Merger Sub or any Parent Subsidiary pursuant to, any Contract or permit to which Parent, the Merger Sub or any Parent Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

4.4           Required Filings and Consents.  None of the execution, delivery or performance of this Agreement by Parent and the Merger Sub, the consummation by Parent and the Merger Sub of the Merger or any other transaction contemplated by this Agreement or by any other agreement or instrument contemplated by this Agreement to which Parent or the Merger Sub, as applicable, is a party, or compliance by Parent or the Merger Sub with any of the provisions of this Agreement, or of any other agreement or instrument contemplated by this Agreement to which Parent or the Merger Sub, as applicable, is a party, will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity or any other Person, other than (a) the filing and recordation of the Certificate of Merger as required by the DGCL and any other required filings in other states, (b) compliance with the applicable requirements of the Exchange Act, (c) compliance with the applicable requirements of the Securities Act, (d) compliance with any applicable Blue Sky Laws, (e) filings with the SEC as may be required by Parent or the Merger Sub in connection with this Agreement and the transactions contemplated hereby, (f) such filings as may be required under the rules and regulations of the NYSE MKT, and (g) such other consents, approvals, authorizations or permits of, or filings, registrations or notifications with or to any Governmental Entity or with or to any other Person  where the failure of which to be obtained or made, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

4.5           Litigation.

(a)           As of the date hereof, there is no Action, notice of violation or demand letter pending or, to the knowledge of Parent, threatened against Parent or the Merger Sub that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, challenges the validity or propriety of the Merger, or otherwise seeks to prevent or delay consummation of the Merger.

(b)           As of the date hereof, neither Parent nor the Merger Sub is subject to any outstanding order, writ, injunction, judgment, decree or arbitration ruling, award or other finding that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.6           Information in the Proxy Statement.  The information supplied by Parent or the Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will not, at the date mailed to the holders of Shares and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

4.7           Ownership of Company Capital Stock. Neither Parent nor the Merger Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).  Except as set forth on Section 4.7 of the Parent Disclosure Schedule, neither Parent nor the Merger Sub nor any individual who would be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent if Parent were a public company, owns (directly or indirectly, beneficially or of record) any Common Shares or Preferred Shares or holds any rights to acquire or to direct the voting of any Common Shares or any series of Preferred Shares, except pursuant to the transactions contemplated by this Agreement and the Support Agreements.

4.8           Sufficient Funds.  Parent and the Merger Sub have, and will have on the Closing Date, sufficient funds available to consummate the Merger upon the terms contemplated by this Agreement, to pay the Merger Consideration, to fund the Stock Option Payment and to perform their respective obligations under this Agreement without the need for any third party consents or approvals.

4.9           Ownership of the Merger Sub; No Prior Activities.

(a)           The Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

(b)           Except for obligations or liabilities incurred in connection with the Merger Sub’s incorporation or organization and the transactions contemplated by this Agreement, the Merger Sub has not and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.10           Management Arrangements.  As of the date of this Agreement, except for the Support Agreements and as previously disclosed to the Company Board, none of Parent or the Merger Sub, or their respective executive officers, directors or affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or affiliates of the Company that is currently in effect or would become effective in the future (upon consummation of the Merger or otherwise) and that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

4.11           Brokers.  Except as set forth on Section 4.11 of the Parent Disclosure Schedule, neither Parent, nor the Merger Sub, nor any of their respective stockholders, directors, officers, employees or affiliates, based on any arrangements made on or on behalf of Parent or the Merger Sub, has incurred or will incur on behalf of Parent, the Merger Sub or any Parent Subsidiary, any brokerage, finders’, advisory or similar fee or commission in connection with the transactions contemplated by this Agreement.

4.12           Vote/Approval. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement, and all other agreements and instruments contemplated by this agreement to which Parent is a party, or the transactions contemplated hereby or thereby. The vote or consent of Parent as the sole shareholder of the Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of the Merger Sub necessary to approve this Agreement, and all other agreements or instruments contemplated by this agreement to which the Merger Sub is a party, or the transactions contemplated hereby or thereby.

4.13           Disclaimer of Other Representations and Warranties.  Except for the representations and warranties expressly set forth in this Article 4 (including the Parent Disclosure Schedule) (a) neither Parent nor the Merger Sub makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger, (b) no Person has been authorized by Parent or the Merger Sub to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such entity, and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to the Company or the Company Representatives (as defined below) shall not be relied upon as, and are not and shall not be deemed to be or include representations or warranties unless any such materials are or information is the subject of any express representation or warranty set forth in Article 4 of this Agreement (including the Parent Disclosure Schedule).

ARTICLE 5
COVENANTS

5.1           Conduct of Business by the Company Pending the Closing.

(a)           The Company agrees that, from the date of this Agreement through the earlier of the Effective Time and the date of the termination of this Agreement in accordance with Section 7.1 (“Termination”), except as set forth in Section 5.1(a) of the Company Disclosure Schedule or as expressly provided by any other provision of this Agreement, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause the Company Subsidiary to, (i) conduct its operations only in the ordinary and usual course of business consistent with past practice, (ii) use commercially reasonable efforts to keep available the services of the current officers and key employees of the Company and the Company Subsidiary and maintain the goodwill and current relationships of the Company and the Company Subsidiary with customers, suppliers and other Persons with which the Company or the Company Subsidiary has significant business relations, (iii) use its commercially reasonable efforts to preserve substantially intact its business organization, (iv) use commercially reasonable efforts to maintain the Company’s and the Company Subsidiary’s books, accounts and records in the ordinary course of business consistent with past practice as used in the preparation of the Company Financial Statements and (v) comply in all material respects with all applicable Laws.

(b)           Without limiting the foregoing, except as set forth in Section 5.1(b) of the Company Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, the Company shall not (except as required by applicable Law), and shall not permit the Company Subsidiary to (except as required by applicable Law), from the date of this Agreement through the earlier of the Effective Time and the date of the termination of this Agreement in accordance with Section 7.1 (“Termination”), directly or indirectly, do or agree to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

i.           amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents as in effect on the date of this Agreement;

ii.          issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, the Company or the Company Subsidiary of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by Contract right), of the Company or the Company Subsidiary, other than the issuance of Shares upon the conversion of any Preferred Shares or the exercise of Company Options and Warrants, in each case outstanding on the date hereof, in accordance with their respective terms; provided, however, that the amendment of any Company Stock Option Plan or Company Option in order to consummate the Merger in accordance with the terms of this Agreement, in a form reasonably acceptable to Parent, shall not require the consent of Parent;

iii.         sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of the Company or the Company Subsidiary, except pursuant to existing contracts or commitments or the sale or purchase of inventory in the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice other than transactions between the Company Subsidiary and the Company;

iv.         declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends or distributions paid by the Company Subsidiary to the Company) or enter into any agreement with respect to the voting or registration of its capital stock;

v.          (A) take any action that would trigger the anti-dilution adjustment provisions in the Certificates of Designation for the Series E Shares and Series F Shares or (B) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or any other securities, except (x) for Shares repurchased from employees or former employees of the Company or the Company Subsidiary upon the exercise of repurchase rights pursuant to and in accordance with the terms of an agreement in effect on the date of this Agreement, (y) as a result of conversion of Preferred Shares or (z) the amendment of any Company Stock Option Plan or Company Option in order to consummate the Merger in accordance with the terms of this Agreement;

vi.         merge or consolidate the Company or the Company Subsidiary with any Person, or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or the Company Subsidiary;

vii.        acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets, other than purchases and orders for inventory, equipment and supplies in the ordinary course of business consistent with past practice or as otherwise permitted under Section 5.1(b)(xviii) hereof;

viii.       incur any Indebtedness, except for: (i) short-term borrowings incurred in the ordinary course of business made or incurred in connection with the purchase of equipment and supplies and on terms consistent with past practice; (ii) borrowings pursuant to the Company Credit Facility existing as of the date of this Agreement; and (iii) trade payables with extended payment terms that are incurred in the ordinary course of business consistent with past practices and that have extensions of no greater than one (1) year;

ix.          make any loans, advances or capital contributions to, or investments in, any other Person (other than the Company Subsidiary), other than advances to employees in respect of travel and other expenses in the ordinary course of business consistent with past practice;

x.           terminate, cancel, renew, or request or agree to any material change in or waiver under any Company Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Company Material Contract (including, for the avoidance of doubt, entering into any new Lease Agreements or Contracts relating to the ownership of or title to any real property);

xi.          fail to make any material or known filing required to be filed by the Company or the Company Subsidiary when due (subject to any extensions), pay any material or known fee required to be paid by the Company or the Company Subsidiary when due (subject to any extensions), or take any other reasonable step to maintain the ownership, effectiveness, validity or enforceability of any material Company Intellectual Property;

xii.         except to the extent required by (i) applicable Law, (ii) the existing terms of any Company Benefit Plan described in Section 3.12(a) of the Company Disclosure Schedule or (iii) contractual commitments with respect to compensation, severance or termination pay in existence on the date of this Agreement as disclosed in Section 3.13(b) of the Company Disclosure Schedule: (A) increase the compensation or benefits payable or to become payable to its (w) directors, (x) officers, (y) employees with annualized base compensation in excess of $100,000 or (z) other employees with respect to increases outside the ordinary course of business consistent with past practice; (B) grant any rights to severance or termination pay to, or enter into any employment, change in control, retention, severance or similar agreement with, any director, officer or employee of the Company or the Company Subsidiary, or establish, adopt, enter into or amend any plan, program, policy, agreement or other arrangement that would be a Company Benefit Plan if in effect on the date hereof; (C) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan; or (D) terminate the employment of, or hire, any (x) officer, (y) employee with annualized base compensation in excess of $100,000 of the Company or the Company Subsidiary or (z) other employee outside the ordinary course of business consistent with past practice;

xiii.        enter into any collective bargaining agreement or other Contract with a labor union;

xiv.        waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice;

xv.         compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $50,000 individually or $100,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or the Company Subsidiary;

xvi.        make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

xvii.       adopt or change in any material respect its Tax accounting policies, practices, principles, methods or procedures, or its annual accounting period, except as required by GAAP or applicable Law, in which case written notice shall be provided to Parent and Merger Sub, (ii) make or change any material Tax election, (iii) settle or compromise any Tax liability or enter into any closing agreement or similar agreement or arrangement with respect to Taxes that are material in amount, or (iv) consent to any extension or waiver of any limitation period with respect to any claim or assessment for Taxes that are material in amount;

xviii.      make any individual capital expenditure in excess of $100,000, and capital expenditures in the aggregate in excess of $300,000, except as expressly contemplated by the capital expenditure budget previously provided to Parent and those capital expenditures for the repair or replacement of the Company’s or Company Subsidiary’s property that has been (A) damaged or destroyed and is funded by the proceeds of any casualty insurance covering such property or (B) failed and reasonably requires replacement in order for the Company or the Company Subsidiary, as applicable, to continue to conduct its business in the ordinary course consistent with past practice (such as an HVAC system failure);

xix.         fail to use reasonable efforts to maintain in full force and effect the Company’s or the Company Subsidiary’s material current insurance (or reinsurance) policies or comparable replacement policies; or

xx.          authorize or enter into any Contract, or otherwise make any commitment, whether orally or in writing, to do any of the foregoing.

5.2           Filings.

(a)           The Company shall, in accordance with and subject to the requirements of applicable Law, (i) as promptly as practicable (and, in any event, within ten (10) Business Days) after the date hereof, prepare and file with the SEC the Proxy Statement and (ii) as promptly as practicable following the later of (A) the clearance of all SEC comments on the Proxy Statement (the “Proxy Statement Clearance Date”) or (B) the end of the Go-Shop Period, as may be extended by the Go-Shop Extension Period (or at any earlier time selected by the Company in its discretion), cause the Proxy Statement to be printed and mailed to the Company’s stockholders.

(b)           Each of Parent and the Merger Sub shall promptly furnish to the Company all information concerning Parent and the Merger Sub required by applicable Law, including the Exchange Act and the rules and regulations promulgated thereunder, to be set forth in the Proxy Statement so as to enable the Company to comply with the provisions of this Section 5.2.  Parent, the Merger Sub and their counsel shall be given a reasonable opportunity to review the Proxy Statement, and any amendments or supplements thereto, before they are filed with the SEC, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent, the Merger Sub and their counsel.  The Company, on the one hand, and Parent and the Merger Sub, on the other hand, agree to promptly correct any information provided by it for use in the Proxy Statement, if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company agrees to cause the Proxy Statement, as so corrected (if applicable), to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement, mailed to the Company’s stockholders, in each case as and to the extent required by the Exchange Act.  The Company shall provide Parent, the Merger Sub and their counsel with copies of any written comments of the SEC, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the Company’s receipt of such comments, and any written or oral responses thereto.  Parent, the Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on any such written or oral responses, and the Company shall include such additions, deletions or changes thereon suggested by the Parent or the Merger Sub that Company determines in good faith to be appropriate.  Each of the Company, Parent and the Merger Sub shall use its respective reasonable best efforts to resolve all SEC comments on the Proxy Statement and any Other Filings as promptly as practicable after receipt thereof.

(c)           As promptly as practicable following the Proxy Statement Clearance Date, the Company shall (i) take all action reasonably necessary in accordance with the DGCL and the Company Certificate and Company Bylaws to set a record date (the “Record Date”), duly call, give notice of, convene and hold the Special Meeting (including, except as provided in the following two sentences, holding the Special Meeting no later than thirty-five (35) days after the Proxy Statement mailing date, unless a later date is mutually agreed in writing by the Company and Parent), (ii) include in in the Proxy Statement the recommendation of the Company Board, that the Company’s stockholders vote in favor of approving and adopting this Agreement and approving the Merger and the other transactions contemplated by this Agreement (the “Company Board Recommendation”); provided, however, that the Company Board may withdraw, change, amend or modify the Company Board Recommendation to the extent permitted in Section 5.5 (“Go-shop Period; No Solicitation of Transactions”) (which, for the avoidance of doubt, will constitute a Change of Board Recommendation (as defined below) to the extent adverse to the Parent) and (iii) and unless the Board shall have made a Change of Board Recommendation to the extent permitted in Section 5.5 (“Go-shop Period; No Solicitation of Transactions”), use commercially reasonable efforts to solicit from the Company’s stockholders proxies in favor of approving and adopting this Agreement and approving the Merger and the other transactions contemplated by this Agreement.  In the event of a Change in Board Recommendation, the Parent and the Purchaser additionally may solicit proxies in favor of approving and adopting this agreement and approving the Merger and the other transactions contemplated by this Agreement.  The Company may not adjourn or postpone the Special Meeting without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, except (i)  to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Company believes, after consultation with outside legal counsel is necessary under applicable Law, and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior the Special Meeting, (ii) in the event that insufficient Shares are present in person or by proxy prior to the start of the Special Meeting to constitute a quorum or (iii) to allow the Company to solicit additional votes required to secure the Company Stockholder Approval.

(d)           Notwithstanding anything contained in this Agreement to the contrary, unless this Agreement has been terminated in accordance with Section 7.1 (“Termination”), the Company shall take all actions specified in this Section 5.2 regardless of whether (i) a Change of Board Recommendation (as defined below) pursuant to Section 5.5(d)(i), (ii) or (iv) or (ii) a Company Intervening Event has occurred, and will submit this Agreement for adoption by the holders of Shares at the Special Meeting.  Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to hold the Special Meeting if this Agreement is earlier terminated in accordance with Section 7.1 (“Termination”).

5.3           Delivery of Audited Financial Statements. The Company shall deliver or make available to Parent, the audited consolidated balance sheets and related statements of operations, stockholders’ equity and cash flows of the Company for the fiscal year ending December 29, 2012, promptly following the filing of the Company’s Annual Report on Form 10-K for such fiscal year with the SEC.

5.4           Access to Information; Confidentiality.

(a)          Between the date of this Agreement and the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Section 7.1 (“Termination”), except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or the Company Subsidiary is a party (provided, that the Company shall use commercially reasonable efforts to obtain waivers to any confidentiality agreement or similar agreement or waiver as reasonably requested by Parent), the Company shall, and shall cause the Company Subsidiary and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, (collectively, “Company Representatives”) to:  (i) provide to Parent and the Merger Sub and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Parent Representatives”) access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Company and the Company Subsidiary, and upon prior notice, to the officers, employees, accountants, agents, properties, offices and other facilities of the Company and the Company Subsidiary and to the books and records thereof (including Tax Returns); and (ii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiary as Parent, the Merger Sub or the Parent Representatives may reasonably request.

(b)           With respect to the information disclosed pursuant to Section 5.4(a), Parent shall comply with, and shall cause the Merger Sub and all Parent Representatives to comply with, all of its obligations under the Confidentiality Agreement effective September 24, 2012 by and between the Company and Parent (the “Confidentiality Agreement”).

5.5           Go-shop Period; No Solicitation of Transactions.

(a)          Go-Shop Period.  Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern Time) on March 31, 2013 (the “Go-Shop Period”), which may be extended by the Go-Shop Extension Period (as defined below), the Company and the Company Subsidiary and the Company Representatives shall have the right to: (i) initiate, solicit and encourage any offers, proposals or other inquiries or expressions of interest with respect to an Acquisition Proposal, the request of any non-public information from, or the seeking of any initiation or continuation of discussions or negotiations with the Company or any Company Representative on or following the date hereof (any of the foregoing other than an Acquisition Proposal, an “Inquiry”) or the making of any proposals or offers that could constitute Acquisition Proposals, including by way of providing access to non-public information to any Person pursuant to an Acceptable Confidentiality Agreement (it being understood that such confidentiality agreements need not prohibit the making or amendment of an Acquisition Proposal); provided, however, that the Company shall promptly make available to Parent and the Merger Sub any material non-public information concerning the Company or the Company Subsidiary that the Company provides to any Person given such access that was not previously made available to Parent or the Merger Sub, (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals, and (iii) having complied with Section 5.5(e), authorize, adopt, approve, recommend, or otherwise declare advisable or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise) any such Acquisition Proposal.  If the Company receives any Acquisition Proposals during the Go-Shop Period from any Excluded Parties, the Company may extend the Go-Shop Period for a period of time not to exceed ten (10) calendar days in order to continue discussions with such Excluded Parties (the “Go-Shop Extension Period”).  “Excluded Parties” shall mean any Persons from whom the Company has received, after the date of this Agreement and prior to the end of the Go-Shop Period (without regard to any Go-Shop Extension Period), Acquisition Proposals that the Company Board determines in good faith, prior to or as of the end of the Go-Shop Period (without regard to any Go-Shop Extension Period), and after consultation with the Company’s financial advisor and outside legal counsel, constitute or reasonably could be expected to lead to Superior Proposals; provided however, that, notwithstanding anything to the contrary contained in this Agreement such Persons shall cease to be “Excluded Parties” at 12:00 a.m. (Eastern Time) on April 1, 2013 unless prior to April 1, 2013, the Company has received from such Persons Acquisition Proposals that the Company Board determines, in good faith prior to April 1, 2013 and after consultation with the Company’s financial advisor and outside legal counsel constitute Superior Proposals, and; provided, further, that any such Persons shall cease to be “Excluded Parties” at any such time as such Persons cease to actively pursue efforts to acquire the Company.

(b)           No Solicitation or Negotiation. The Company and the Company Subsidiary shall, and the Company shall cause its and the Company Representatives to, (i) immediately cease any discussions or negotiations with any Persons with respect to an Acquisition Proposal (1) if the Company does not exercise or is not entitled to exercise the Go-Shop Extension Period at 12:00 a.m (Eastern Time) on April 1, 2013 and (2) if the Company exercises the Go-Shop Extension Period at 12:00 a.m. (Eastern Time) on April 11, 2013 (but only with respect to Excluded Parties for such additional ten (10) calendar day period beyond the Go-Shop Period) (as applicable, the “No-Shop Period Start Date”); and (ii) from the No-Shop Period Start Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1 (“Termination”), not (A) initiate, solicit, propose or knowingly encourage or facilitate  any inquiries or the making of any proposal or offer that could constitute an Acquisition Proposal, (B) engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding or that would reasonably be expected to lead to, or provide any non-public information or data concerning the Company or the Company Subsidiary to any Person or group of Persons relating to, any Acquisition Proposal, (C) otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make an Acquisition Proposal, (D) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to any Acquisition Proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or (E) resolve to propose, agree or publicly announce an intention to do any of the foregoing.  Following the No-Shop Period Start Date, the Company shall promptly request each Person (other than an Excluded Party) that has executed a confidentiality agreement in connection with its consideration of a possible Acquisition Proposal to return or destroy in accordance with the terms of such confidentiality agreement all confidential information heretofore furnished to such Person by or on behalf of the Company.

(c)           Conduct Following No-Shop Period Start Date. Notwithstanding anything to the contrary contained in Section 5.5(b), if at any time following the No-Shop Period Start Date and prior to the Effective Time (i) the Company has received an unsolicited bona fide written Acquisition Proposal from a third party, (ii) the Company has not breached this Section 5.5, in any material respect with respect to such Acquisition Proposal, (iii) the Company Board determines in good faith, after consultation with its financial and legal advisors, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and (iv) the Company Board determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company and the Company Representatives may (A) furnish nonpublic information with respect to the Company and the Company Subsidiary to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided that the Company (x) will not, and will not allow the Company Subsidiary and the Company Representatives to, disclose any non-public information to such Person without first entering into an Acceptable Confidentiality Agreement and (y) will promptly provide to Parent any information concerning the Company or the Company Subsidiary provided to such other Person which was not previously provided to Parent.

(d)           No Change in Board Recommendation.  Subject to Section 5.5(e), from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 7.1, the Company (including the Company Board or any committee thereof) shall not, and shall cause the Company Subsidiary not to, directly or indirectly: (i) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal, (ii) fail to include in the Proxy Statement, withdraw, change, amend, modify or qualify or publicly propose to fail to include in the Proxy Statement, withdraw, change, amend, modify or qualify, the Company Board Recommendation in a manner adverse to Parent or the Merger Sub, (iii) enter into any letter of intent, agreement in principle, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement) (each, an “Alternative Acquisition Agreement”), or (iv) publicly propose, formally resolve or agree to do any of the foregoing (any action set forth in the foregoing clauses (i), (ii), (iii) or (iv), a “Change of Board Recommendation”).

(e)           Change of Board Recommendation.  Notwithstanding anything to the contrary contained in Section 5.5(d), if the Company receives an Acquisition Proposal which the Company Board concludes in good faith, after consultation with its financial and legal advisors, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent (including pursuant to clause (ii) below), the Company Board may at any time prior to the Company Stockholder Approval, if it determines in good faith, after consultation with its legal advisors, that failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (x) effect a Change of Board Recommendation as provided by Section 5.5(d)(i), (ii) or (iv) with respect to such Superior Proposal or (y) effect a Change of Board Recommendation as provided by Section 5.5(d)(iii) and terminate this Agreement with respect to such Superior Proposal; provided, however, that the Company (including the Company Board or any committee thereof) may not take the actions specified in the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Termination Fee and otherwise complies with the provisions of Section 7.1(d) (“Termination”) and Section 7.2 (“Effect of Termination”), and; provided further that the Company (including the Company Board or any committee thereof) may not take the actions specified in the foregoing clause (x) or clause (y) unless (A) the Company shall not have breached this Section 5.5 in any material respect with respect to such Superior Proposal and (B):

i.           the Company shall have provided prior written notice to Parent (such notice, including the attachments thereto, as described below, the “Superior Proposal Notice”), at least four (4) Business Days in advance (the “Notice Period”), of the Company’s intention to take such action with respect to such Superior Proposal (it being understood that any determination to send to Parent, or actual delivery to Parent of, a Superior Proposal Notice shall not, in and of itself, constitute a Change of Board Recommendation), which Superior Proposal Notice shall (A) specify the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal) and (B) include copies of the Alternative Acquisition Agreement and any other material documents with respect to such Superior Proposal; and

ii.          prior to (A) effecting such Change of Board Recommendation as provided by Section 5.5(d)(i), (ii) or (iv) or (B) effecting such Change of Board Recommendation as provided by Section 5.5(d)(iii) and terminating this Agreement, (x) the Company shall, and shall cause the Company Representatives to, during the entirety of the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (y) following the end of such Notice Period, the Company Board shall have considered in good faith any adjustments of or modifications to the terms and conditions of this Agreement proposed by Parent and continued to conclude that such Acquisition Proposal constitutes a Superior Proposal.

In the event of any material revision to the Superior Proposal following commencement of the Notice Period, the Company shall be required to deliver to Parent a new Superior Proposal Notice consistent with the Superior Proposal Notice described in subparagraph (i) immediately above, and the Notice Period shall recommence, except that the Notice Period shall be two (2) Business Days from the date of Parent’s receipt of such new Superior Proposal Notice (rather than four (4) Business Days as contemplated by subparagraph (i) immediately above), and the Company shall do likewise for each subsequent material revision to the Superior Proposal, with all such extensions to comply with all provisions of this Section 5.5(e).

(f)           Notice. The Company shall promptly (and in any event within forty-eight (48) hours) notify Parent in the event that the Company, the Company Subsidiary or any Company Representative receives (i) any bona fide Acquisition Proposal, (ii) any request for non-public information relating to the Company or the Company Subsidiary other than requests for information in the ordinary course of business consistent with past practice and unrelated to an Acquisition Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal.  Such notice shall include the identity of such Person and a reasonably detailed description of such Acquisition Proposal or request, including any modifications thereto.  The Company shall keep Parent reasonably informed of the status of any Acquisition Proposal or request (including the terms and conditions thereof and of any material modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions.  Except to the extent necessary to engage in the activities permitted during the Go-Shop Period and any Go-Shop Extension Period, the Company shall not, and shall cause the Company Subsidiary not to, terminate, waive, amend or modify any provision of, or grant permission under, any “standstill” or confidentiality agreement to which the Company or the Company Subsidiary is a party, and the Company shall, and shall cause the Company Subsidiary to, use commercially reasonable efforts to enforce or cause to be enforced at the request of Parent the provisions of any such agreement; provided, however, that this provision shall not preclude the Company from responding to an unsolicited Acquisition Proposal submitted to the Company by a party that is bound by a “standstill” agreement and shall not require the Company to enforce or cause to be enforced its rights under such “standstill” agreement relating to the submission of such unsolicited Acquisition Proposal.

(g)           Nothing contained in this Section 5.5 shall prohibit the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from otherwise making any disclosure to its stockholders that is required by applicable Law.

(h)           Company Intervening Event. Nothing contained in this Agreement shall prohibit or restrict the Company Board, in circumstances not involving or relating to any Acquisition Proposal, from effecting a Change of Board Recommendation (pursuant to clause (ii) of the definition of “Change of Board Recommendation”) in response to the occurrence of a Company Intervening Event if (and only if):  (i) the Company Board concludes in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; (ii) the Company provides Parent at least four (4) Business Days’ prior written notice describing the Company Intervening Event and advising Parent that the Company Board intends to take such action and specifying the reasons therefor in reasonable detail; (iii) during the four (4) Business days following such written notice, the Company and the Company Representatives have negotiated with Parent in good faith (to the extent Parent desires to negotiate) regarding any revisions to the terms and conditions of this Agreement proposed by Parent in response to such Company Intervening Event; and (iv) at the end of the four (4) Business Day period described in the foregoing clause (iii), the Company Board concludes in good faith, after consultation with outside counsel (and taking into account any adjustment or modification of the terms and conditions of this Agreement proposed by Parent), that a Company Intervening Event continues to exist and that a Change of Board Recommendation (pursuant to clause (ii) of the definition of “Change of Board Recommendation”) is necessary to comply with its fiduciary duties to the stockholders of the Company under applicable Law.

5.6           Cooperation; Consents. Between the date of this Agreement and the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Section 7.1 (“Termination”) each of the Company, Parent and the Merger Sub shall cooperate with one another as set forth below.

(a)           The Company and Parent shall coordinate and cooperate in connection with (i) the preparation of the Proxy Statement and any Other Filings, (ii) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions are required to be taken under, or consents, approvals or waivers are required to be obtained from parties to, any Company Material Contracts, in connection with the Merger or the other transactions contemplated by this Agreement and (iii) timely taking any such actions, seeking any such consents, approvals or waivers or making any such filings or furnishing information required in connection therewith or with the Proxy Statement and any Other Filings.

(b)           The Company and Parent shall use their commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated herein, (iii) lift any injunctions or remove any other legal impediment to the consummation or the Merger and the other transactions contemplated by this Agreement and (iv) in addition to, and not in modification or limitation of, the obligations set forth in Section 5.2 (“Filings”), as promptly as reasonably practicable after the date of this Agreement, make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities Laws, and (B) any other applicable Law; provided, however, that the Company and Parent shall cooperate with each other in connection with (x) preparing and filing the Proxy Statement, as set forth in Section 5.2 (“Filings”), (y) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and (z) seeking any such actions, consents, approvals or waivers or making any such filings.  The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Merger and the other transactions contemplated by this Agreement.

(c)           The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third party consents, (i) necessary, proper or advisable on the part of the Company or Parent (or their respective Subsidiaries), as applicable, to consummate the transactions contemplated by this Agreement, (ii) required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, or (iii) required to prevent a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, from occurring prior to or after the Effective Time; provided, however that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts in connection with consummation of the Merger and the other transactions contemplated by this Agreement, and in seeking any such actions, consents, approvals or waivers.  In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.5(c), such party shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, from the failure to obtain such consent.

(d)           Without limiting the generality of anything contained in this Section 5.5, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from any Governmental Entity regarding the Merger and the other transactions contemplated by this Agreement.  Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other transactions contemplated by this Agreement.  In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(e)           Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Merger or the other transactions contemplated by this Agreement, (i) except as required by the terms of existing agreements, without the prior written consent of Parent, neither the Company nor the Company Subsidiary shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration (other than non-material amounts), make any commitment or incur any liability or other obligation due to such Person, and (ii) neither Parent nor the Merger Sub shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

(f)           The Company shall take all actions reasonably necessary to furnish Parent, as soon as practicable prior to the Closing Date, with a customary payoff letter from Wells Fargo National Association as administrative agent for the Company Credit Facility that: (i) indicates the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and/or other obligations related to such Company Credit Facility as of the Closing Date (the “Payoff Amount”), (ii) states that all Liens relating thereto shall be, upon the payment of the Payoff Amount on the Closing Date, released by any such Person and (iii) states that such Person shall, or authorizes Parent to, file Uniform Commercial Code Termination Statements releasing such Person’s Liens on the assets and properties of the Company or the Company Subsidiary, as applicable (the “Payoff Letter”).

5.7           Certain Notices.  From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of: (a) the occurrence, or non-occurrence, of any event that would reasonably be likely to cause any condition to the obligations of such first party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied.

5.8           Public Announcements.  Each of the Company, Parent and the Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance.  The Company, Parent and the Merger Sub agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.

5.9           Employee Benefit Matters.

(a)           Parent hereby agrees that, for a period of one year immediately following the Effective Time, it shall, or it shall cause the Surviving Corporation to, (i) provide each employee of the Company and the Company Subsidiary who remains employed with the Surviving Corporation, Parent or any other affiliate of Parent (the “Continuing Employees”) as of the Effective Time with at least the same level of base salary and cash incentive compensation in the aggregate as was provided to the Continuing Employees immediately prior to the Effective Time, and (ii) provide the Continuing Employees with employee benefits (other than equity-based compensation) that are no less favorable, determined in the aggregate, than those provided to such Continuing Employees immediately prior to the Effective Time.  From and after the Effective Time, Parent shall cause the Surviving Corporation to honor and pay, in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of the Company and its Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company.

(b)           Continuing Employees shall receive credit for purposes of (i) eligibility to participate under any employee benefit plans, programs or arrangements (including vacation plans, programs and arrangements) established or maintained by Parent, the Surviving Corporation or any of their respective subsidiaries, (ii) vesting for purposes of any 401(k) plans (but not for purposes of any other plan, program or arrangement), and (iii) benefit accrual under vacation and PTO plans, in each case, under which each Continuing Employee may be eligible to participate on or after the Effective Time for service with the Company and the Company Subsidiary through the Effective Time to the same extent recognized by the Company and the Company Subsidiary under comparable Plans immediately prior to the Effective Time.

(c)           With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or the Surviving Corporation  (“Parent Welfare Benefit Plans”) in which a Continuing Employee may be eligible to participate on or after the Effective Time, Parent shall, subject to applicable Law, use, or cause the Surviving Corporation to use, commercially reasonable efforts to (a) waive, or cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Continuing Employee under any Parent Welfare Benefit Plan to the same extent waived under a comparable Company Benefit Plan, and (b) provide credit to each Continuing Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Continuing Employee under the Company Benefit Plans during the relevant plan year, up to and including the Effective Time.

(d)           This Section 5.9 shall be binding upon, and shall inure solely to the benefit of, each of the parties hereto, and nothing in this Section 5.9, express or implied, is intended to confer upon any other Person (including, for the avoidance of doubt, any current or former directors, officers, employees, contractors or consultants of any of the Company, the Company Subsidiary, Parent or any of its Subsidiaries, or, on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries) any rights or remedies of any nature whatsoever under or by reason of this Section 5.9 or is intended to be, shall constitute or be construed as (i) prohibiting the Surviving Corporation or any of its Subsidiaries from amending or terminating any Company Benefit Plan, (ii) establishing, amending or modifying any employee benefit plan, program, policy, agreement or arrangement of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries or (iii) prohibiting Parent, the Surviving Corporation or any of their respective Subsidiaries from terminating the employment of any Continuing Employee following the Effective Time.

5.10           Indemnification of Directors and Officers.

(a)           Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the respective certificates of incorporation or bylaws (or comparable organizational documents) of the Company or the Company Subsidiary, from and after the Effective Time, Parent and the Surviving Corporation shall: (i) indemnify and hold harmless each current and former officer or director of the Company or the Company Subsidiary, and each such Person prior to the Effective Time serving at the request of the Company or the Company Subsidiary as a director, officer, employee, fiduciary or agent of another corporation, partnership, trust, employee benefit plan or other enterprise, as provided in the respective certificates or articles of incorporation or bylaws (or comparable organizational documents) of the Company or the Company Subsidiary (collectively, the “Indemnified Persons”) to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, in connection with any Claim (as defined below) and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (ii) promptly pay on behalf of each of the Indemnified Persons, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Expenses (as defined below) incurred in defending, serving as a witness with respect to, or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Person of any Expenses incurred by such Indemnified Person in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Parent’s or the Surviving Corporation’s, as applicable, receipt of an undertaking by or on behalf of such Indemnified Person to repay such Expenses if it is ultimately determined under applicable Law that such Indemnified Person is not entitled to be indemnified. The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to this Section 5.10(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto). All rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director or officer of the Company or the Company Subsidiary after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. For purposes of this Section 5.10(a): (x) the term “Claim” means any threatened, asserted, pending or completed claim, proceeding, investigation or inquiry, whether instituted by any party hereto, Governmental Entity or any other party, that any Indemnified Person in good faith believes might lead to the institution of any such claim, proceeding, investigation or inquiry, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Indemnified Person’s duties or service as a director or officer of the Company or the Company Subsidiary, at or prior to the Effective Time; and (y) the term “Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including, without limitation, experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 5.10(a), including any action relating to a claim for indemnification or advancement brought by an Indemnified Person. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim in respect of which indemnification has been or could be sought by such Indemnified Person hereunder unless: (i) such settlement, compromise or judgment includes an unconditional release of such Indemnified Person from all liability arising out of such Claim, (ii) such Indemnified Person otherwise consents thereto or (iii) Parent or the Surviving Corporation acknowledges that such Claim is subject to this Section 5.10.

(b)           Prior to the Effective Time, the Company shall purchase, and following the Effective Time, Parent and the Surviving Corporation shall maintain in effect for a term of six (6) years after the Effective Time, without any lapse in coverage, one or more so called “tail” or “run-off” directors and officers liability insurance policies with respect to wrongful acts and/or omissions committed or allegedly committed by the Indemnified Persons at or prior to the Effective Time (including, but not limited to, any acts or omissions in connection with this Agreement and the consummation of the transactions contemplated hereby) (“D&O Insurance”).  Such D&O Insurance shall have a maximum premium of 250% of last year’s annual premium for the Company’s existing directors and officers liability insurance policy (the “Premium Limit”), an aggregate coverage limit over the term of such policy at least as great as the aggregate annual coverage limit under the Company’s existing directors’ and officers’ liability insurance policy, with a term of at least six (6) years and shall also be on the same or more favorable terms in all material respects to such existing policy; provided, however, that if the premium for six (6) years of D&O Insurance on such terms will exceed the Premium Limit, the Company may modify the term or coverage amounts so long as the premium does not exceed the Premium Limit.

(c)           Parent shall cause the Surviving Corporation to possess sufficient assets in order for the Surviving Corporation to fulfill its obligations under this Section 5.10, provided, however, that to the extent the Surviving Corporation is unable to fulfill its obligations hereunder, Parent shall assume such obligations.  The provisions of this Section 5.10 shall survive the consummation of the Merger for a period of six (6) years and are expressly intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification set forth in this Section 5.10 are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.  In the event Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.10.  The rights under this Section 5.10 shall be in addition to any rights provided for under the Surviving Corporation’s certificate of incorporation or any other agreements with such Indemnified Persons.

(d)           The certificate of incorporation and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were directors and officers prior to the Effective Time than are presently set forth in the Company Certificate and the Company Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would adversely affect the rights thereunder of any such individuals. The written indemnification agreements, if any, in existence on the date of this Agreement with any of the directors or officers of the Company shall continue in full force and effect in accordance with their terms following the Effective Time.

(e)           The obligations under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect in any material respect any indemnitee to whom this Section 5.10 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.10 applies shall be third party beneficiaries of this Section 5.10).

5.11          State Takeover Laws.  If any “control share acquisition”, “fair price”, “business combination” or other anti-takeover Laws becomes or is deemed to be applicable to the Company, Parent or the Merger Sub with respect to the Merger, including the acquisition of Shares pursuant thereto, or the Support Agreements or any other transaction contemplated by this Agreement, then each of the Company, Parent, the Merger Sub and their respective boards of directors shall take all action necessary to render such Law inapplicable to the foregoing.

5.12          Parent Agreement Concerning Merger Sub.  Parent agrees to cause the Merger Sub to comply with its obligations under this Agreement.

5.13          Section 16 Matters.  Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Shares or Company Options pursuant to this Agreement in the Merger shall be an exempt transaction for purposes of Section 16.

5.14          Tax Matters.  Any Tax Returns that must be filed in connection with any federal, state, local or foreign excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed on the Company, the Merger Sub or Parent as a result of the Merger, together with any interest, additions or penalties with respect thereto (“Transfer Taxes”), shall be prepared and paid by the party primarily or customarily responsible therefor under applicable Law when due, and each such party will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and will use commercially reasonable efforts to provide such Tax Returns to the other party at least ten (10) Business Days prior to the date such Tax Returns are due to be filed.  The parties shall cooperate in the timely completion and filing of all such Tax Returns.

ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE MERGER

6.1           Conditions to Obligations of Each Party Under This Agreement.  The respective obligations of each party to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a)           The Company Stockholder Approval shall have been obtained; and

(b)           The consummation of the Merger shall not then be restrained, enjoined or prohibited by any order, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity, and there shall not be in effect any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

6.2           Conditions to Obligations of Parent and the Merger Sub Under This Agreement.  The obligations of each of Parent and the Merger Sub to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a)           (i) The representations and warranties of the Company contained in Section 3.1 (a) (“Organization and Qualification; Subsidiaries”) (first sentence only), Section 3.2(a) (“Capitalization”), Section 3.3 (“Authority”),  Section 3.4 (“Required Vote”), Section 3.11(b) (“Absence of Certain Changes or Events”), Section 3.24 (“Brokers”) and Section 3.29 (“Indebtedness”) of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all respects as of such date or time); provided, however, that the representations and warranties of the Company contained in Section 3.2(a) (“Capitalization”) need be true and correct except with respect to such inaccuracies as would not, in the aggregate, increase the Merger Consideration by greater than $50,000, and; provided, further, that the representations and warranties of the Company contained in Section 3.29 (“Indebtedness”) need be true and correct except with respect to such inaccuracies as would not, in the aggregate, cause the amount of Indebtedness set forth in Section 3.29 of the Company Disclosure Schedule to be understated by more than $50,000 and (ii) all other representations and warranties of the Company contained in this Agreement (ignoring and disregarding all materiality and Company Material Adverse Effect qualifications set forth therein) shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all respects as of such date or time), except where the failure of such representations and warranties to be true and correct does not, individually or in the aggregate, constitute a Company Material Adverse Effect;

(b)           The Company shall have performed and complied in all material respects with all agreements and covenants to be performed or complied with by it prior to the Effective Time under this Agreement;

(c)           Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and is continuing;

(d)           Parent and the Merger Sub shall have received:

i.           a certificate of the Company, executed by the Chief Executive Officer or the Chief Financial Officer of the Company, dated as of the Closing Date, certifying to the effect that the conditions set forth in Sections 6.2(a), (b) and (c) have been satisfied; and

ii.           an affidavit, dated as of the Closing Date, by an executive officer of the Company, sworn under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, as described in Treasury Regulations §1.897-2(h) and §1.1445-2(c); and

iii.           the Payoff Letter.

6.3           Conditions to Obligations of the Company Under This Agreement.  The obligation of the Parent to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a)           (i) The representations and warranties of Parent and the Merger Sub contained in Section 4.1 (“Organization and Qualification”) (first sentence only), Section 4.2 (“Authority”), Section 4.8 (“Sufficient Funds”) and Section 4.11 (“Brokers”), of this Agreement, shall be true and correct in all material respects, as of the date of this Agreement or as of the Closing Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), or (ii) any other representation or warranty of Parent and the Merger Sub contained in this Agreement (ignoring and disregarding all materiality and Parent Material Adverse Effect qualifications set forth therein), shall be true and correct in all respects as of the date of this Agreement or as of the Closing Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all respects as of such date or time), except when the failure of such representation and warranties do not, individually or in the aggregate, constitute a Parent Material Adverse Effect;

(b)           Parent and the Merger Sub shall have performed and complied in all material respects with all agreements and covenants to be performed or complied with by each of them prior to the Effective Time under this Agreement; and

(c)           The Company shall have received a certificate of Parent and the Merger Sub, executed by an officer of each of them, dated as of the Closing Date, certifying to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER

7.1           Termination.  This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, whether before or after approval of the Merger by the stockholders of the Company:

(a)           By mutual written consent of Parent and the Company;

(b)           By either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting, prior to the Effective Time, the Merger, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the party seeking to terminate this Agreement shall have used its commercially reasonable efforts to resist, resolve or lift, as applicable, in accordance with the provisions of Section 5.6); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the existence of the order, decree, ruling or other action is attributable to the failure of such party (or any affiliate of such party) to perform in any material respect any covenant in this Agreement required to be performed by such party (or any affiliate of such party) at or prior to the Effective Time;

(c)           By Parent, if (i) if a Change of Board Recommendation shall have occurred under any clause of the definition thereof, (ii) within ten (10) Business Days of the date any Acquisition Proposal or any material modification thereto is first published, sent or given to the stockholders of the Company, or otherwise within ten (10) Business Days following Parent’s written request, the Company fails to issue a press release that expressly reaffirms the Company Board Recommendation (or, for the avoidance of doubt, with respect to any Acquisition Proposal that is a tender or exchange offer, the Company fails to recommend that the Company’s stockholders reject, and not tender their Shares into, such offer within ten (10) Business Days of such offer’s commencement) or (iii) the Company or the Company Subsidiary shall have materially breached the provisions of Section 5.5(b) (“No Solicitation or Negotiation”) or Section 5.5(c) (“Conduct Following No-Shop Period Start Date”);

(d)           By the Company, at any time prior to the Company Stockholder Approval, to concurrently enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, but only if the Company has complied in all material respects with its obligations under Section 5.5 (“Go-shop Period; No Solicitation of Transactions”) with respect to such Superior Proposal (and any Acquisition Proposal that was a precursor thereto); provided, however, that the Company shall concurrently with any such termination by it pay the Termination Fee to Parent, as applicable;

(e)           By Parent, if neither Parent nor the Merger Sub is then in material breach of its obligations under this Agreement, at any time prior to the Effective Time if: (i) there is any inaccuracy in, or breach of, or failure to perform any of the representations, warranties or covenants made by the Company under this Agreement, such as would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) (“Conditions to Obligations of Parent and the Merger Sub Under This Agreement”) from being satisfied, (ii) Parent shall have delivered to the Company written notice of such inaccuracy, breach or failure to perform, and (iii) either such inaccuracy, breach or failure to perform is not capable of cure or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to the Company and such inaccuracy or breach shall not have been cured in all material respects;

(f)           By the Company, if the Company is not then in material breach of its obligations under this Agreement, at any time prior to the Effective Time if: (i) there is any inaccuracy in, or breach of, or failure to perform any of the representations, warranties or covenants made by Parent or the Merger Sub under this Agreement, such as would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) (“Conditions to Obligations of Company Under This Agreement”) from being satisfied (ii) the Company shall have delivered to Parent written notice of such inaccuracy, breach or failure to perform, and (iii) either such inaccuracy, breach or failure to perform is not capable of cure or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to Parent and such inaccuracy or breach or failure to perform shall not have been cured in all material respects;

(g)           by either Parent or the Company, if the Merger shall not have been consummated on or before the date that is five (5) months from the date of this Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(g) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been a principal factor to the failure of any condition to the Merger to have been satisfied on or before such date; or

(h)           by either Parent or the Company if the Special Meeting (including any adjournments thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(h) shall not be available to any party whose material breach of a representation or warranty or failure to fulfill any material obligation under this Agreement is the proximate cause of the failure to obtain such stockholder approval.

7.2           Effect of Termination.

(a)           In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1 (“Termination”), this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, the Merger Sub or the Company or their respective Subsidiaries, officers, directors or Representatives, except (i) with respect to or under Section 5.4(b) (“Access to Information; Confidentiality”), Section 5.8 (“Public Announcements”), this Section 7.2 and Article 8 (“General Provisions”) and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of fraud or the willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

(b)           In the event that (i) this Agreement is terminated pursuant to Section 7.1(c) or Section 7.1(d) (“Termination”) or (ii) both (A) this Agreement is terminated pursuant to Section 7.1(e), Section 7.1(g) or Section 7.1(h) (“Termination”) and (B)  the Company has received an Acquisition Proposal after the date hereof but prior to the date of such termination and within nine (9) months after the date of such termination the Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal; provided, however, that for purposes of clause (B) of this Section 7.2(b)(ii)(B), the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”, then  the Company (x) in the event of clause (i), shall pay to Parent immediately prior to or concurrently with such termination, in the case of a termination by the Company pursuant to Section 7.1(d), or within two (2) Business Days thereafter in the case of termination by Parent pursuant to Section 7.1(c), or (y) in the case of (ii), shall pay to Parent concurrently with the earlier of the entry into a definitive agreement with respect to the Acquisition Proposal or the consummation of the Acquisition Proposal, a termination fee of $1,750,000 (subject to adjustment as described in the following proviso, the “Termination Fee”); provided, however, if this Agreement is terminated pursuant to Section 7.1(c) or Section 7.1(d) during the Go-Shop Period or the Go-Shop Extension Period (unless such termination is due to a Change of Board Recommendation due to a Company Intervening Event), then the Termination Fee shall be $1,000,000; provided, however, in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c)           In the event that (i) Parent terminates this Agreement pursuant to Section 7.1(c) or Section 7.1(e), (ii) the Company terminates this Agreement pursuant to Section 7.1(d) or (iii) Parent or Company terminates pursuant to  Section 7.1(g) or Section 7.1(h), then the Company shall pay, within five (5) Business Days following receipt of a reasonable detailed invoice thereof, all of the out-of-pocket fees and expenses that are set forth on such reasonably detailed invoice and that have been actually incurred by or on behalf of Parent or Merger Sub on or prior to such termination of this Agreement in connection with the Merger and the other transactions contemplated hereby (the “Parent Expenses”), in an amount that is reasonable in the circumstances of this transaction, and that, in any event, does not exceed the amount set forth in Exhibit B.

(d)           All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(e)           Each of the Company, Parent and the Merger Sub acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, the Merger Sub and the Company would not enter into this Agreement and (iii) the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parent, the Merger Sub and their respective affiliates, as the case may be, in the circumstances in which such Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

(f)           In the event that the Company shall fail to pay the Termination Fee or reimburse expenses when due, the Company shall reimburse Parent and the Merger Sub for all reasonable costs and expenses actually incurred or accrued by Parent and the Merger Sub (including reasonable expenses of counsel) in connection with the collection under and enforcement of this Section 7.2, together with interest on the amount due pursuant to Section 7.2 from the date such payment was required to be made until the date of payment at the prime rate published in the Money Rates section of the Wall Street Journal in effect on the date such payment was to be paid or, if lower, the maximum rate permitted to be charged by applicable Law.

7.3           Amendment.  The Agreement may be amended by Parent and the Company, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Stockholder Approval is obtained; provided however, that after the Company Stockholder Approval is obtained, this Agreement may not be amended in an manner that would require further approval of the stockholders of the Company under applicable Law, without obtaining such further stockholder approval.  This Agreement may not be amended except by written instrument signed on behalf of each of the parties hereto.

7.4           Waiver.  At any time prior to the Effective Time, Parent and the Merger Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies or breaches in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement by the Company’s stockholders, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s stockholders hereunder without further obtaining stockholder approval.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8
GENERAL PROVISIONS

8.1           Non-Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.  The Confidentiality Agreement will (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

8.2           Fees and Expenses.  Except as set forth in Sections 7.2(c) (“Effect of Termination”), all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

8.3           Notices.  Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date delivered if delivered in Person, (ii) on the date sent (or, if such date is not a Business Day, on the next following Business Day), if sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (iii) on the fifth (5th) Business Day after dispatch by registered or certified mail, postage prepaid, (iv) one (1) Business Day after the date transmitted (or, if not a Business Day, on the next following Business Day), if transmitted by national overnight courier, postage prepaid, return receipt requested or (v) on the date delivered (or, if not a Business Day, on the next following Business Day), if delivered by email (provided confirmation of email receipt is obtained), in each case as follows:

If to Parent or the Merger Sub, addressed to it at:

Party City Holdings Inc.
80 Grasslands Road
Elmsford, NY 10523
Attention: Joseph J. Zepf, Esq.
Tel: 914-784-4188
Fax: 914-784-4339
Email: jzepf@amscan.com

with a copy to (for information purposes only):

Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199-3600
Attention: Julie H. Jones
Tel: 617-951-7294
Fax: 617-235-0433
Email: julie.jones@ropesgray.com

If to the Company, addressed to it at:

iParty Corp.
270 Bridge Street, Suite 301
Dedham, Boston 02026
Attn: Sal Perisano, Chief Executive Officer
Fax: 781-326-7143
email: sperisano@iparty.com

with a copy to (for information purposes only):

Posternak Blankstein & Lund LLP
800 Boylston Street
Boston, MA 02199
Tel:  617-973-6147
Fax:  617-722-4954
Attention:  Donald H. Siegel, P.C.
Email:  dsiegel@pbl.com

8.4           Certain Definitions.  For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

 “Acquisition Proposal” means any offer or proposal relating to (a) merger, consolidation, other business combination or similar transaction involving the Company or the Company Subsidiary, pursuant to which such Person would own 20% or more of the consolidated assets, revenues or net income of the Company and the Company Subsidiary, (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including Equity Interests of the Company Subsidiary) or the Company Subsidiary representing 20% or more of the consolidated assets, revenues or net income of the Company and the Company Subsidiary, (c) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 20% or more of the voting power of the Company then outstanding, (d) tender offer or exchange offer that if consummated would result in any Person acquiring beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, Equity Interests representing 20% or more of the voting power of the Company then outstanding or (e) any combination of the foregoing (in each case, other than the Merger).

“Action” means any claim, action, complaint, charge, suit, litigation, arbitration, mediation, investigation or other proceeding, whether civil, criminal or administrative, by or before a Governmental Entity or arbitrator.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means any state securities, “blue sky” or takeover law.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law or executive order to close.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.).

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Company Credit Facility” means that certain Second Amended and Restated Credit Agreement among iParty Corp. and its wholly owned subsidiary iParty Retail Stores Corp., as borrowers, and Wells Fargo Retail  Finance, LLC, as Administrative Agent, Swing Line Lender and Lender, dated July 1, 2009 as amended by that certain First Amendment dated October 14, 2011 among iParty Corp. and iParty Retail Stores Corp., as borrowers, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent.

“Company Intervening Event” means an event or circumstance material to the Company and the Company Subsidiary, taken as a whole (other than any event or circumstance resulting from a material breach of this Agreement by the Company or the Company Subsidiary), that was unknown to the Company Board on the date of this Agreement, which event or circumstance becomes known to the Company Board prior to the Effective Time; provided, however, that (i) in no event shall the receipt, existence or terms of any Acquisition Proposal, or any inquiry or matter relating thereto or consequence thereof, constitute a Company Intervening Event and (ii) in no event shall events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement constitute a Company Intervening Event.

“Company Material Adverse Effect” means any change, event, development, condition, occurrence or effect that, individually or in the aggregate, (i) has, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), assets, liabilities or results of operation of the Company and the Company Subsidiary, taken as a whole or (ii) prevents or materially delays the ability of the Company to consummate the transactions contemplated by, or to perform its material obligations under, this Agreement; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) general changes, factors or developments in the industry in which the Company and the Company Subsidiary operate, except, in each case, to the extent those changes, factors or developments disproportionately impact (relative to similarly situated businesses) the business, results of operations, properties or financial condition of the Company and the Company Subsidiary taken as a whole; (b) changes, after the date of this Agreement, in Laws of general applicability or interpretations thereof by courts or other Governmental Entities; (c) changes in GAAP or the rules or policies of the Public Company Accounting Oversight Board; (d) any act or omission by the Company or any the Company Subsidiary taken with the prior written consent of Parent in contemplation of the Merger; (e) changes to the United States economy in general or global economic conditions, except, to the extent those changes disproportionately impact (relative to similarly situated businesses) the business, results of operations, properties or financial condition of the Company and the Company Subsidiary taken as a whole; (f) the announcement of the transactions contemplated hereby including, without limitation, the identity of Parent and the Merger Sub; (g) the execution, delivery or performance of this Agreement, including, without limitation, in any such case, the impact thereof on relationships with customers, employees or suppliers; (h) any failure by the Company to meet any internal or published estimates, projections, forecasts or predictions relating to revenues, earnings or losses for any period ending on or after the date of this Agreement and prior to the Closing (it being understood and agreed that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); (i) the delisting of the Company Common Shares from the NYSE MKT; (j) any earthquake, hurricane, tropical storm, nor’easter, flood, or other natural disaster; or (k) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including an act of terrorism.

“Company Subsidiary” means iParty Retail Stores Corp., a Delaware corporation.

“Contracts” means any of the agreements, arrangements, commitments, understandings, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of Indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Environmental Claim” means a notice from any Person (i) that the Company or the Company Subsidiary has been identified by the United States Environmental Protection Agency or similar state authority as a potentially responsible party under CERCLA or any comparable State law with respect to a site listed or proposed to be listed on the “National Priorities List,” as in effect as of the Closing Date, of hazardous waste sites or any similar state list; (ii) that Hazardous Substances which the Company or the Company Subsidiary has generated, transported, or disposed of has been found at any site at which a Person has conducted, is in the process of conducting or has ordered that the Company or the Company Subsidiary conduct a remedial investigation, removal, or other response action pursuant to any Environmental Laws; or (iii) that the Company or the Company Subsidiary is or has been in violation of any Environmental Laws.

“Environmental Laws” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, rules, judgments, orders, writs,   injunctions, and consent decrees,  which (a) regulate the protection or clean-up of the environment  (including air, surface water, ground water, land surface and subsurface strata); the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances; the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of Persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including CERCLA, or any other law of similar effect.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any national, federal, state, county municipal, local or foreign government, or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“group” has the meaning ascribed to such term in the Exchange Act, except where the context otherwise explicitly requires.

“Hazardous Substance” means (i) any “hazardous substance”, “pollutant” or “contaminant”, as the terms are defined in the Comprehensive Environmental Response, Compensation and Liability Act (Title 42 United States Code §9601 et seq.) or Title 40 Code of Federal Regulations Part 302, (ii) any toxic or hazardous substance, material or waste, whether solid, liquid or gaseous, (iii) petroleum, or any fraction thereof, or (iv) any other material, substance or waste that is regulated, or for which Liability or standards of conduct may be imposed, under any applicable Environmental Law, including with respect to its collection, storage, transportation for disposal, treatment or disposal.

“Indebtedness” means with respect to any Person, at any date, without duplication, (i) all obligations of such Person for borrowed money (or issued in substitution for or exchange of indebtedness for borrowed money), including all principal, interest, premiums, fees, expenses, overdrafts and, to the extent required to be carried on a balance sheet prepared in accordance with GAAP, penalties with respect thereto, whether short-term or long-term, and whether secured or unsecured, or with respect to deposits or advances of any kind (other than, in the case of the Company and the Company Subsidiary, deposits and advances of any Person relating to the purchase of products or services from the Company or the Company Subsidiary in the ordinary course of business), (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than the financing of ordinary course trade payables consistent with past practice), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business consistent with past practices), (vi) all guarantees, whether direct or indirect, primary or secondary, by such Person of Indebtedness of others or Indebtedness of any other Person secured by any assets of such Person (other than, in the case of the Company, guarantees by the Company of a liability of the Company Subsidiary that is made in the ordinary course of business consistent with past practice), (vii) all capitalized lease obligations of such Person, (viii) all obligations in respect of outstanding letters of credit, bankers’ acceptances or similar credit transactions and (ix) all obligations under Contracts relating to interest rate protection, swap agreements and collar agreements.

 “Intellectual Property Rights” means intellectual property rights of any type or nature, however denominated, throughout the world, including patents of all types; trademarks, service marks, trade dress, domain names, logos, trade names and corporate names; proprietary works of authorship, including copyrights and proprietary designs; rights of publicity; trade secrets and other proprietary rights in data, know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, or other similar information) and all applications for the registration, issuance or perfection of any of the foregoing, and all claims and causes of action arising therefrom or relating thereto.

“IRS” means the United States Internal Revenue Service.

“knowledge” of a Person means actual knowledge of any senior executive officer or any member of the Board of Directors of such Person.  The “senior executive officers” of the Company for these purposes are deemed to be: (i) Sal Perisano, Chief Executive Officer; (ii) David Robertson, Vice President and Chief Financial Officer; (iii) Dorice Dionne, Senior Vice President of Merchandising and Marketing and (iv) Rick Stockellburg, Vice President Operations.  The “senior executive officers” of Parent and the Merger Sub for these purposes are deemed to be: (i) Jerry Rittenberg, Chief Executive Officer, (ii) Jim Harrison, President and Chief Operating Officer, (iii) Gregg Melnick, President of Parent, (iv) Michael Correale, Chief Financial Officer and (v) Joseph Zepf, General Counsel.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, order, legal duty or obligation, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding, of any type or nature, whether civil or criminal, however enacted, issued, or otherwise established.

“Lien” means any lien, mortgage, pledge, encumbrance, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Other Filings” means any filings required to be made under the Exchange Act, any other applicable federal securities Laws and any applicable Blue Sky Laws, in connection with the Merger and the other transactions contemplated by this Agreement, other than the Proxy Statement.

“Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that, individually or in the aggregate, prevents or materially delays the ability of the Parent or the Merger Sub to consummate the transactions contemplated by, or to perform its obligations under, this Agreement.

 “Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided on the appropriate financial statements, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising by operation of Law, (c) with respect to real property only, zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) with respect to real property only, covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) Liens existing with respect to, or created on or behalf of, any owner  of any Leased Real Property or any predecessor in interest, (f) with respect to real property only, any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, and (g) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Release” means any actual or threatened releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment, including, without limitation, ambient air (indoor and outdoor), surface, water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series E Common Equivalent Share” means 10.359 shares of Common Stock issuable upon conversion of a Series E Share, which number of shares was calculated after giving effect to all anti-dilution adjustments through the date of this Agreement as required by the Certificate of Designation for the Series E Shares, as such number may be required to be adjusted (if at all), following the date hereof, pursuant to the anti-dilution adjustment provisions in the Certificate of Designation for the Series E Shares, as in effect on the date hereof.

“Series F Common Equivalent Share” means 10.367 shares of Common Stock issuable upon conversion of a Series F Share, per the Certificate of Designation for the Series F Shares, which number of shares was calculated after giving effect to all anti-dilution adjustments through the date of this Agreement as required by the Certificate of Designation for the Series F Shares, as such number may be required to be adjusted (if at all), following the date hereof, pursuant to the anti-dilution adjustment provisions in the Certificate of Designation for the Series F Shares, as in effect on the date hereof.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means a bona fide, written Acquisition Proposal (except the references therein to “20% or more” shall be replaced by “more than 75%”) that is made by a third party and, in the good faith judgment of the Company Board, is more favorable from a financial point of view to the stockholders of the Company, than the transactions contemplated by this Agreement, taking into account (i) all financial considerations (including ability to finance) of such Acquisition Proposal, (ii) the Person making such Acquisition Proposal, (iii) the timing and likelihood of consummation of the transactions contemplated by the Acquisition Proposal and (iv) all adjustments to the terms of the transactions contemplated by this Agreement, which may be offered by Parent (including pursuant to Section 5.6(e)(ii)).

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means (i) any and all taxes, fees, levies, duties, tariffs, assessments, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto), whether disputed or not, imposed by any Governmental Entity or taxing authority domestic or foreign, including income, franchise, windfall or other profits, premium, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, estimated, withholding, ad valorem, stamp, recording, transfer, value-added, escheat or unclaimed property, environmental, gains tax and license, registration and documentation fees and (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person's taxes as a transferee or successor, by contract or otherwise.

8.5           Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Term	Section
“Agreement”	Preamble
“Alternative Acquisition Agreement”	Section 5.5(d)
“Bankruptcy and Equitable Exceptions”	Section 3.3(a)
“Certificate of Merger”	Section 1.3
“Certificates”	Section 2.2(b)
“Change of Board Recommendation”	Section 5.5(d)
“Claim”	Section 5.10(a)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Common Shares”	Section 2.1(a)
“Common Share Merger Consideration”	Section 2.1(a)
“Company”	Preamble
“Company Benefit Plan”	Section 3.12(a)

Defined Term	Section
“Company Board”	Section 3.3(b)
“Company Board Recommendation”	Section 5.2(c)
“Company Bylaws”	Section 3.1(b)
“Company Certificate”	Section 3.1(b)
“Company Disclosure Schedule”	Article 3
“Company Financial Advisor”	Section 3.22
“Company Financial Statements”	Section 3.8(c)
“Company Intellectual Property”	Section 3.17(b)
“Company Material Contract”	Section 3.14(a)
“Company Options”	Section 2.3
“Company Permits”	Section 3.7(a)
“Company Representatives”	Section 5.4(a)
“Company Rights Agreement”	Section 3.3(b)
“Company Rights Agreement Amendment”	Section 3.3(b)
“Company SEC Documents”	Section 3.8(a)
“Company Stock Option Plans”	Section 2.3
“Company Stockholder Approval”	Section 3.4
“Confidentiality Agreement”	Section 5.4(b)
“Continuing Employees”	Section 5.9(a)
“D&O Insurance”	Section 5.10(b)
“DGCL”	Section 1.1
“Dissenting Shares”	Section 2.1(f)(i)
“Effective Time”	Section 1.3
“ERISA”	Section 3.12(a)

Defined Term	Section
“ERISA Affiliate”	Section 3.12(a)
“Excluded Parties”	Section 5.5(a)
“Expenses”	Section 5.10(a)
“Fairness Opinion”	Section 3.22
“Go-Shop Extension Period”	Section 5.5(a)
“Go-Shop Period”	Section 5.5(a)
“Indemnified Persons”	Section 5.10(a)
“Inquiry”	Section 5.6(a)
“Insurance Policies”	Section 3.19
“Lease Agreements”	Section 3.14(a)(xi)
“Leased Real Property”	Section 3.21(b)(i)
“License Agreements”	Section 3.14(a)(xii)
“Merger”	Section 1.1
“Merger Consideration”	Section 2.1(b)
“Merger Sub”	Preamble
“Merger Sub Common Stock”	Section 2.1(d)
“Multiemployer Plan”	Section 3.12(e)
“No-Shop Period Start Date”	Section 5.5(b)
“Notice Period”	Section 5.5(e)(B)(i)
“Other Intellectual Property”	Section 3.17(b)
“Outside Date”	Section 7.1(g)
“Parent”	Preamble
“Parent Welfare Benefit Plans”	Section 5.9(c)
“Parent Disclosure Schedule”	Article 4

Defined Term	Section
“Parent Representatives”	Section 5.4(a)
“Paying Agent”	Section 2.2(a)
“Payment Fund”	Section 2.2(a)
“Payoff Amount”	Section 5.6(f)
“Payoff Letter”	Section 5.6(f)
“PII”	Section 3.17(c)
“Preferred Shares”	Section 2.1(b)
“Premium Limit”	Section 5.10(b)
“Proxy Statement”	Section 3.23
“Proxy Statement Clearance Date”	Section 5.2(a)
“Purchase Orders”	Section 3.14(a)(iii)
“Record Date”	Section 5.2(c)
“Registered Intellectual Property”	Section 3.17(a)
“Right”	Section 2.3
“Sarbanes-Oxley Act”	Section 3.9(a)
“Section 16”	Section 5.13
“Series B Shares”	Section 2.1(b)
“Series B Share Merger Consideration”	Section 2.1(b)
“Series C Shares”	Section 2.1(b)
“Series C Share Merger Consideration”	Section 2.1(b)
“Series D Shares”	Section 2.1(b)
“Series D Share Merger Consideration”	Section 2.1(b)
“Series E Shares”	Section 2.1(b)
“Series E Share Merger Consideration”	Section 2.1(b)

Defined Term	Section
“Series F Shares”	Section 2.1(b)
“Series F Share Merger Consideration”	Section 2.1(b)
“Shares”	Section 2.1(b)
“Significant Suppliers”	Section 3.26
“Special Meeting”	Section 3.23
“Stock Option Payment”	Section 2.3
“Support Agreements”	Recitals
“Surviving Corporation”	Section 1.1
“Termination Fee”	Section 7.2(b)
“Transfer Taxes”	Section 5.14
“Treasury Shares”	Section 2.1(c)
“WARN Act”	Section 3.13(c)
“Warrants”	Section 3.2(a)(iii)

8.6           Headings; Interpretation; Consents and Approvals.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article of, a Section of or an Exhibit or a Schedule to this Agreement unless otherwise explicitly stated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter and the Parent Disclosure Letter. All references in this Agreement to “$” are intended to refer to U.S. dollars.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any contract, Material Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such contract, Material Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. For any matter under this Agreement requiring the consent or approval of any party hereto to be valid and binding on the parties hereto, such consent or approval must be in writing.

8.7           Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.8           Entire Agreement.  This Agreement (together with the Parent Disclosure Schedule and Company Disclosure Schedule and the other documents delivered pursuant hereto), the Confidentiality Agreement and the other agreements contemplated by this Agreement, constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof, and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.  Notwithstanding the preceding sentence, each holder of Shares immediately prior to the Effective Time shall be entitled to enforce the provisions hereof to the extent necessary to receive the consideration to which such holder is entitled to pursuant to this Agreement.

8.9           Assignment.  Neither this Agreement, nor any of the rights, interests or obligations hereunder, may be assigned, in whole or in part, by any party by operation of Law or otherwise without the prior written consent of the other parties, and any assignment without such consent shall be null and void; provided that Parent or the Merger Sub, upon prior written notice to the Company, may assign any of their respective rights and obligations to any direct or indirect Subsidiary of Parent, but no such assignment shall relieve Parent or the Merger Sub, as the case may be, of any of its obligations hereunder.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective assigns.

8.10         Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.10 (“Indemnification of Directors and Officers”), is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.11         Mutual Drafting; Interpretation.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.

8.12         Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)           This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)           Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if such court declines to accept jurisdiction over a particular matter, any federal court located in the State of Delaware or other Delaware state court), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.13         Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.14           Specific Performance.  The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if such court declines to accept jurisdiction over a particular matter, any federal court located in the State of Delaware or other Delaware state court), this being in addition to any other remedy to which they are entitled at Law or in equity. Each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy.  Each party agrees that it will not oppose the granting of specific performance relief on the basis that a party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

8.15           Non-Recourse.  Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against Persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein.  No former, current or future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Company, Parent or the Merger Sub or any of their respective affiliates shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, Parent or the Merger Sub under this Agreement or of or for any Action based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on Contract, tort, strict liability, other Laws or otherwise and whether by piercing the corporate veil, by a claim by or on behalf of a party hereto or another Person or otherwise.

[Signatures Appear on Following Page]

IN WITNESS WHEREOF, the Company, Parent and the Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

iPARTY CORP.

By:	/s/ Sal Perisano
Name: Sal Perisano
Title: A duly authorized signatory

PARTY CITY HOLDINGS INC.

By:	/s/ James M. Harrison
Name: James M. Harrison
Title: A duly authorized signatory

CONFETTI MERGER SUB, INC.

By:	/s/ James M. Harrison
Name: James M. Harrison
Title: A duly authorized signatory

EXHIBIT A

FORM OF SUPPORT AGREEMENT

[See attached.]

EXHIBIT B

PARENT EXPENSES

Parent Expenses may not exceed:

 (1) $750,000 with respect to any termination of this Agreement pursuant to Section 7.1(c), Section 7.1(d), Section 7.1(e), Section 7.1(g) or Section 7.1(h) in which the Termination Fee is payable; or

 (2) $1,000,000 with respect to any termination of this Agreement pursuant to Section 7.1(e), Section 7.1(g) or Section 7.1(h) in which the Termination Fee is not payable.